Exhibit 99.1

Scotiabank reports first quarter earnings and increases dividend

Toronto, March 3, 2015 – Scotiabank today reported first quarter net income of $1,726 million compared with net income of $1,709 million in the same period last year and $1,438 million last quarter. Diluted earnings per share were $1.35 compared to $1.32 in the same period a year ago and $1.10 last quarter. Return on equity was 14.2% compared to 15.4% last year and 11.9% last quarter. Net income grew by 1% and diluted earnings per share grew by 2%.

“All three business lines contributed to a solid start to the year,” said Brian Porter, Scotiabank President and CEO. “Despite some challenging market conditions, we will continue to grow by focusing on our customers and deepening our relationships with them.

“Canadian Banking had a good quarter, with net income of $815 million. There was a 4 basis point improvement in the net interest margin and solid asset and deposit growth. Wealth management earnings were strong.

“International Banking had earnings of $417 million. Growth in both assets and deposits was strong across all key markets, particularly in Latin America.

“Global Banking & Markets had first quarter earnings of $404 million, growth of 4%. Strong revenue growth in the equities and foreign exchange businesses, along with lower expenses, were partially offset by softer performance in investment banking. Credit quality remains high.

“Our capital position continues to be strong with a Common Equity Tier 1 ratio of 10.3%. The Bank’s high quality capital levels and earnings allowed the Bank to increase its quarterly dividend by 2 cents to 68 cents per share.

“Around the world, various industries are managing through volatility. Part of our role as a bank is to act as a shock absorber for our customers as they experience the ebb and flow of these cycles by looking at the big picture and taking the long term view.

“We continue to build our business and deepen our relationships with our customers. Our asset and deposit volumes are growing and we will continue to make acquisitions in key areas and invest in new technologies to help us better serve our customers.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 66 for details.

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2015	October 31 2014	January 31 2014
Operating results ($ millions)
Net interest income	3,169	3,099	3,005
Net interest income (TEB(1))	3,174	3,105	3,008
Non-interest income	2,694	2,648	2,640
Non-interest income (TEB(1))	2,781	2,743	2,717
Total revenue	5,863	5,747	5,645
Total revenue (TEB(1))	5,955	5,848	5,725
Provision for credit losses	463	574	356
Non-interest expenses	3,197	3,361	3,105
Provision for income taxes	477	374	475
Provision for income taxes (TEB(1))	569	475	555
Net income	1,726	1,438	1,709
Net income attributable to common shareholders	1,649	1,343	1,607
Operating performance
Basic earnings per share ($)	1.36	1.10	1.33
Diluted earnings per share ($)	1.35	1.10	1.32
Adjusted diluted earnings per share(1) ($)	1.36	1.11	1.34
Return on equity(1) (%)	14.2	11.9	15.4
Productivity ratio (%) (TEB(1))	53.7	57.5	54.2
Core banking margin (%) (TEB(1))	2.41	2.39	2.35
Financial position information ($ millions)
Cash and deposits with financial institutions	65,894	56,730	55,321
Trading assets	109,619	113,248	112,975
Loans	439,916	424,309	414,821
Total assets	851,873	805,666	782,835
Deposits(2)	584,598	554,017	539,417
Common equity	46,893	44,965	42,357
Preferred shares	2,934	2,934	3,834
Assets under administration(1)	440,785	427,547	393,059
Assets under management(1)	173,779	164,820	153,289
Capital measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.8	9.4
Tier 1 capital ratio (%)	11.5	12.2	11.2
Total capital ratio (%)	13.2	13.9	13.5
Leverage ratio(3)	4.1	N/A	N/A
CET1 risk-weighted assets ($ millions)(4)	335,200	312,473	302,070
Credit quality
Net impaired loans ($ millions)(5)	2,266	2,002	1,833
Allowance for credit losses ($ millions)	3,788	3,641	3,361
Net impaired loans as a % of loans and acceptances(5)	0.50	0.46	0.43
Provision for credit losses as a % of average loans and acceptances (annualized)	0.42	0.53	0.34
Common share information
Share price ($) (TSX)
High	71.18	74.39	66.75
Low	60.75	64.05	60.56
Close	61.06	69.02	61.10
Shares outstanding (millions)
Average – Basic	1,215	1,217	1,209
Average – Diluted	1,220	1,223	1,217
End of period	1,210	1,217	1,215
Dividends per share ($)	0.66	0.66	0.62
Dividend yield (%)(6)	4.0	3.8	3.9
Market capitalization ($ millions) (TSX)	73,887	83,969	74,226
Book value per common share ($)	38.75	36.96	34.87
Market value to book value multiple	1.6	1.9	1.8
Price to earnings multiple (trailing 4 quarters)	10.7	12.1	11.7
Other information
Employees	87,090	86,932	86,420
Branches and offices	3,266	3,288	3,322
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Amounts for January 31, 2014 have been restated to conform with current period presentation.
(3)	Effective November 1, 2014, the Bank is subject to OSFI’s Leverage Requirements Guideline (refer to Note 13).
(4)	As at January 31, 2015, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively (October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share prices for the period.

2    Scotiabank First Quarter Report 2015

Contents

4	Notable Business Highlights
5	Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	8	Risk management
	21	Financial position
	21	Capital management
	24	Common dividend
	24	Financial instruments

	24	Selected credit instruments – publicly known risk items
	25	Off-balance sheet arrangements
	25	Regulatory developments
26	Accounting Policies and Controls
	26	Accounting policies and estimates
	26	Future accounting developments
	27	Changes in internal control over financial reporting
	27	Related party transactions

27	Economic Outlook
28	Business Segment Review
34	Quarterly Financial Highlights
35	Share Data
36	Condensed Interim Consolidated Financial Statements (unaudited)
41	Notes to the Condensed Interim Consolidated Financial Statements
66	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2014 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2014 Annual Report, as updated in this document); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2014 Annual Report, as updated in this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 65 of the Bank’s 2014 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2014 Annual Report under the headings “Overview – Outlook”, as updated in this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Q1 2015 Notable Business Highlights

Serving customers

•	Canadian Banking launched the new Scotiabank U.S. Dollar VISA Card. This product provides customers with the convenience and flexibility of paying in U.S. dollars.
•

Scotiabank launched the Scotia Aria™ Retirement Program, an innovative solution designed to help customers achieve their retirement goals through Scotia Aria Portfolios, which are designed to match their unique needs and stage in life.

•

Scotiabank launched a co-branded credit card with PriceSmart in Colombia, the largest membership warehouse club in Central America and the Caribbean. This partnership will further solidify our number one position in credit cards in the country.

•

Scotiabank acted as a financial advisor to LINN Energy, LLC on the US$1.95 billion divestiture of its Granite Wash and Cleveland play oil and gas assets, to privately held institutional affiliates of EnerVest, Ltd. and FourPoint Energy, LLC.

•	Bank of Beijing Scotiabank Asset Management Co.’s third public fund, the Multi-Class Bond Fund, launched successfully in December 2014 with a $107 million IPO.
•

Scotiabank launched a best-in-class financial planning platform, Mapping Tomorrow™, to support customers with a comprehensive and personalized financial plan, with tailored recommendations, to help them meet their financial goals. Since its launch, thousands of customers in Canada have participated in a Mapping Tomorrow financial planning conversation.

•

Scotiabank Uruguay expanded its partnership with Tienda Inglesa Supermarket, one of Uruguay’s main supermarket chains. Through the partnership, customers can accumulate points by using their Scotiabank debit and credit cards, obtain special discounts, and can redeem points for products or gift certificates.

•	Scotiabank launched the Savings Accelerator Account, an ideal fit for customers seeking a high-interest, liquid investment.

Recognized for success

•	Scotiabank was recognized with the Award of Excellence in Corporate Reporting in the financial services category by the Chartered Professional Accountants of Canada.
•

In February, Rewards Cards Canada, an online source for finding and using the best rewards credit cards in Canada, ranked Scotiabank’s suite of rewards credit cards as number one amongst the Canadian banks.

•	Bloomberg ranked Scotiabank as #1 Underwriter for Canadian Equity Financings for 2014.
•	For the eleventh year in a row, Scotiabank was named Best Foreign Exchange Provider in Canada and Best Foreign Exchange Provider in Jamaica for the seventh year in a row, by Global Finance magazine.
•	Scotiabank was recognized as Bank of the Year by The Banker Magazine in Antigua, Bahamas, Barbados, Belize, Grenada, Guyana, Jamaica and Trinidad and Tobago.

Scotiabank in the community

•

Scotiabank became the Official Bank of Confederation of North, Central America and Caribbean Association Football (CONCACAF) and the league’s first official partner. As part of this multi-year agreement, Scotiabank will also become the title sponsor of the Champions League and the Caribbean Nations Cup and a sponsor of the Gold Cup.

•

Scotiabankers helped pack survival kits for those living on the streets in the Greater Toronto Area, at an annual event organized by Project Winter Survival. The kits were shared immediately with more than 150 shelters and outreach programs that will distribute them to their clients throughout the winter months.

4    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the three months ended January 31, 2015, compared to corresponding periods. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders and the Bank’s 2014 Annual Report. This MD&A is dated March 3, 2015.

Additional information relating to the Bank, including the Bank’s 2014 Annual Report, are available on the Bank’s website at www.scotiabank.com, as well as on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue (on a taxable equivalent basis).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1, Total Capital and Leverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Scotiabank First Quarter Report 2015    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis

The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes is presented below:

	For the three months ended
TEB Gross up ($ millions)	January 31 2015	October 31 2014	January 31 2014
Net interest income	$5	$6	$3
Non-interest income	87	95	77
Total revenue and provision for taxes	$92	$101	$80

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

6    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

Financial results

The Bank’s net income for the first quarter was $1,726 million compared to $1,709 million in the same period last year and $1,438 million last quarter, or $1,703 million after adjusting for Q4 2014 notable items (refer to table on page 27). Diluted earnings per share were $1.35, compared to $1.32 in the same period a year ago and $1.10 last quarter, or $1.32 after adjusting for Q4 2014 notable items. Return on equity was at 14.2%, compared to 15.4% last year and 11.9% last quarter, or 14.4% after adjusting for Q4 2014 notable items.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items.

($ millions)	For the three months ended
	January 31, 2015 vs. January 31, 2014	January 31, 2015 vs. October 31, 2014
U.S./Canadian dollar exchange rate (average)
January 31, 2015	$0.859	$0.859
October 31, 2014		$0.905
January 31, 2014	$0.936
% change	(8.3)%	(5.1)%
Impact on income:(1)
Net interest income	$39	$20
Non-interest income(2)	45	16
Non-interest expenses	(22)	(10)
Other items (net of tax)	(12)	(2)
Net income	$50	$24
Earnings per share (diluted)	$0.04	$0.02

Impact by business line:
Canadian Banking	$3	$1
International Banking(2)	6	(23)
Global Banking & Markets	35	18
Other(1)(2)	$6	$28
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial results commentary

Net income

Q1 2015 vs Q1 2014

The Bank’s net income was $1,726 million in the first quarter, an increase of $17 million or 1% from the same period a year ago. Higher net interest income, driven by asset growth and higher interest margin, growth in wealth management revenues, and the positive impact of foreign currency translation was partly offset by increased provision for credit losses, higher non-interest expenses and lower contribution from investments in associates.

Q1 2015 vs Q4 2014

Net income was up $288 million or 20% from the prior quarter. Adjusting for the notable items recorded last quarter, net income increased $23 million. This increase was due primarily to higher net interest income driven by asset growth, stronger trading revenues, lower provision for credit losses, and the positive impact of foreign currency translation, partly offset by a higher effective income tax rate.

Net interest income

Q1 2015 vs Q1 2014

This quarter’s net interest income (on a taxable equivalent basis) of $3,174 million was $166 million or 6% higher than the same quarter last year. The increase was attributable to asset growth primarily in business lending and personal loans, and the positive impact of foreign currency translation. As well, the core banking margin was 2.41%, up from 2.35% last year, from higher margins across all businesses.

Q1 2015 vs Q4 2014

Net interest income (on a taxable equivalent basis) was up $69 million or 2% from the previous quarter. About half the increase was due to asset growth across all businesses, including the positive benefit of foreign currency translation. The balance of the increase was due to a slightly higher margin.

Non-interest income

Q1 2015 vs Q1 2014

Non-interest income (on a taxable equivalent basis) was $2,781 million, up $64 million or 2% from the same period last year. The growth was mainly in wealth management revenues, net gains on investment securities, insurance underwriting income, along with the positive impact of foreign currency translation. These increases were partly offset by lower contribution from investments in associates due to the disposition of the Bank’s investment in CI Financial Corp. (“CI”) in the third quarter of last year and losses on financial instrument hedges, including foreign exchange hedges.

Q1 2015 vs Q4 2014

Compared to the previous quarter, non-interest income (on a taxable equivalent basis) was up $38 million or 1%. Adjusting for the notable items last quarter, non-interest income decreased $39 million or 1%. The underlying decrease was mostly due to decreases in underwriting and advisory revenues, net gains on investment securities, and losses on financial instrument hedges, including foreign currency hedges. This was partly offset by higher trading revenues, foreign exchange revenues, impact of the full quarter contribution of the Bank’s investment in Canadian Tire’s Financial Services business, as well as the positive impact of foreign currency translation.

Scotiabank First Quarter Report 2015    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

Q1 2015 vs Q1 2014

The provision for credit losses was $463 million this quarter, up $107 million from the same period last year. The year-over-year increase was due to higher provisions in Canadian Banking mostly from growth in relatively higher spread products. International Banking provisions were up mostly from the unwind of the credit mark on the acquired portfolio of Banco Colpatria, with underlying provisions for credit losses increasing in line with asset growth.

Q1 2015 vs Q4 2014

The provision for credit losses was down $111 million from the prior quarter. Adjusting for the notable item of $62 million in the fourth quarter (refer to table on page 27), the provision for credit losses decreased $49 million due primarily to lower losses in the Caribbean commercial portfolio. Further discussion on credit risk is provided in the following Risk Management section.

Non-interest expenses

Q1 2015 vs Q1 2014

Non-interest expenses were $3,197 million this quarter, up from $3,105 million or 3% from the same quarter last year. Expense growth was well-contained with most of the increase from technology costs and software amortization increases. As well, volume-related expenses increased primarily from wealth management businesses and loyalty program costs.

The productivity ratio was 53.7% this quarter, compared to 54.2% for the same quarter last year, reflecting a positive operating leverage of 1.0%.

Q1 2015 vs Q4 2014

Compared to the fourth quarter, non-interest expenses decreased $164 million or 5%. Adjusting for the Q4 2014 notable items (refer to table on page 27), expenses grew by 1%. The increase was due primarily to the seasonal impact of share-based compensation and payroll taxes. These increases were partly offset by lower expenses in almost all of the other expense categories.

The productivity ratio was 53.7%, compared to 57.5% in the previous quarter or 53.3% after adjusting for Q4 2014 notable items (refer to table on page 27).

Taxes

The effective tax rate for this quarter was 21.7%, the same as in the first quarter last year and up from 20.6% in the prior quarter. The increase quarter-over-quarter was mainly due to lower tax-exempt income and higher income in higher tax jurisdictions in the current quarter.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 65 to 89 of the Bank’s 2014 Annual Report.

Credit risk

Provision for credit losses

Q1 2015 vs Q1 2014

The provision for credit losses was $463 million this quarter, compared to $356 million in the same period last year.

The provision for credit losses was $165 million in Canadian Banking, up from $135 million in the same quarter last year, due to higher provisions in retail portfolios driven by growth in relatively higher spread products, which were in part offset by lower provisions in commercial portfolios.

The provision for credit losses was $285 million in International Banking, compared to $217 million in the same period last year. The increase was largely due to higher credit mark benefits in prior periods, and strong loan growth. Higher underlying retail provisions in Mexico and Caribbean were offset by lower provisions in Peru and Chile. Underlying commercial provisions declined, with improvements in Colombia being offset by increases in Peru and Caribbean.

Global Banking & Markets’ provision for credit losses was $13 million this quarter, compared to $4 million in the same quarter last year, due primarily to a provision on one account in Canada.

Q1 2015 vs Q4 2014

Adjusting for the notable item of $62 million in the previous quarter (refer to table on page 27), the provision for credit losses was down $49 million from the prior quarter.

Adjusting for the notable item of $62 million in the previous quarter, the provision for credit losses of $165 million this quarter in Canadian Banking was down $9 million from the previous quarter, due to lower provisions in retail portfolios.

The provision for credit losses was $285 million in International Banking this quarter, down from $336 million in the previous quarter. The decrease in provisions was primarily driven by lower commercial provisions in the Caribbean relative to last quarter’s provisions that included a small number of accounts mainly in the Hospitality portfolio, partly offset by the unwind of the credit mark on the acquired portfolio in Banco Colpatria. Underlying retail provisions remained stable.

Global Banking & Markets’ provision for credit losses was $13 million this quarter, compared to $2 million in the prior quarter. The increase is due primarily to a provision on one account in Canada.

8    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Allowance for credit losses

Total allowance for credit losses was $3,595 million as at January 31, 2015 (excluding $193 million of allowance covered by FDIC guarantees related to R-G Premier Bank of Puerto Rico) compared to $3,470 million as at October 31, 2014 (excluding $171 million related to R-G Premier Bank). In addition, the allowance for off-balance-sheet credit risks classified as other liabilities remained at $184 million.

The allowance for credit losses related to impaired loans was $2,323 million compared to $2,198 million as at October 31, 2014. The total allowance for credit losses includes allowances of $1,272 million related to performing loans as at January 31, 2015, unchanged from October 31, 2014.

In Canadian Banking, the allowance increased to $741 million from $735 million as at October 31, 2014, with new allowances in the retail portfolio, partially offset by a decrease in the commercial portfolio allowances.

In International Banking, the allowance for credit losses increased $101 million to $1,536 million, primarily due to the impact of foreign currency translation and to a lesser extent International retail, partially offset by a decrease in International commercial.

Global Banking & Markets had an allowance of $46 million, up $18 million from October 31, 2014, due primarily to a provision on one account in Canada.

Impaired loans

Total gross impaired loans as at January 31, 2015, were $4,589 million, up $389 million from October 31, 2014, of which $211 million relates to foreign currency translation. The remainder of the increase was in International Banking retail, Global Banking & Markets and Canadian retail portfolios. These were partially offset by a decrease in the International Banking commercial portfolio.

Total net impaired loans as at January 31, 2015 were $2,266 million, up $264 million from $2,002 million as at October 31, 2014.

Net impaired loans in Canadian Banking were $433 million, an increase of $74 million from October 31, 2014, due to increases in both retail and commercial portfolios.

International Banking’s net impaired loans increased to $1,705 million from $1,591 million as at October 31, 2014, due to increases in the retail portfolio and foreign currency translation.

In Global Banking & Markets, net impaired loans increased to $128 million from $52 million last quarter, due primarily to one account in Canada.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

In 2012, a credit mark of $549 million for combined expected and incurred losses was recognized during the acquisition of Banco Colpatria in Colombia. As at January 31, 2015, the remaining balance of the credit mark was $25 million (October 31, 2014 – $41 million). The credit mark was utilized in the past three years as follows: $141 million in 2012; $204 million in 2013; and $163 million in 2014.

Overview of loan portfolio – Top and emerging risks

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Oil and gas

The Bank’s outstanding corporate loan exposure to oil and gas was $15.4 billion as at January 31, 2015, reflecting approximately 3.4% of the Bank’s total loan book. In addition, the Bank has related undrawn corporate oil and gas loan commitments amounting to $12.7 billion as at January 31, 2015.

The Bank believes that its oil and gas exposures are manageable and the Bank continues to evaluate exposures through various stress tests.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2015, these loans amounted to $301 billion or 66% of the Bank’s total loans and acceptances outstanding (October 31, 2014 – $297 billion or 68%). Of these, $234 billion or 78% are real estate secured loans (October 31, 2014 – $232 billion or 78%). The tables below provide more details by portfolios.

Scotiabank First Quarter Report 2015    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs) by geographic areas.

	As at January 31, 2015
	Residential mortgages						Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,882	3.7%	$5,179	2.7%	$12,061	6.4%	$2	–	$1,294	6.9%	$1,296	6.9%
Quebec	7,430	4.0	8,009	4.2	15,439	8.2	–	–	1,045	5.6	1,045	5.6
Ontario	46,109	24.4	46,726	24.8	92,835	49.2	2	–	9,345	49.6	9,347	49.6
Manitoba & Saskatchewan	4,702	2.5	3,712	2.0	8,414	4.5	2	–	878	4.7	880	4.7
Alberta	17,827	9.4	11,838	6.3	29,665	15.7	4	0.1	3,072	16.3	3,076	16.4
British Columbia & Territories	14,372	7.6	15,891	8.4	30,263	16.0	1	–	3,148	16.8	3,149	16.8
Canada(3)	$97,322	51.6%	$91,355	48.4%	$188,677	100%	$11	0.1%	$18,782	99.9%	$18,793	100%
International	–	–	26,114	100	26,114	100	–	–	–	–	–	–
Total	$97,322	45.3%	$117,469	54.7%	$214,791	100%	$11	0.1%	$18,782	99.9%	$18,793	100%
	As at October 31, 2014
Canada	$97,943	51.9%	$90,899	48.1%	$188,842	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
International	–	–	23,806	100	23,806	100	–	–	–	–	–	–
Total	$97,943	46.1%	$114,705	53.9%	$212,648	100%	$12	0.1%	$18,946	99.9%	$18,958	100%

(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4 + units) of $1,816 of which $770 are insured.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2015
	Residential mortgages by amortization
	Less than 20 years	20-24 years	25-29 years	30-34 Years	35 years and greater	Total residential mortgage
Canada	35.3%	35.1%	24.2%	5.3%	0.1%	100%
International	66.2%	20.6%	11.6%	1.4%	0.2%	100%
	As at October 31, 2014
Canada	34.6%	34.0%	25.1%	6.2%	0.1%	100%
International	66.6%	20.5%	11.5%	1.2%	0.2%	100%

10    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 48% uninsured (October 31, 2014 – 48%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 55% (October 31, 2014 –54%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit under the Scotia Total Equity Plan, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended January 31, 2015
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	67.1%	67.2%
Quebec	61.5	69.1
Ontario	61.4	64.8
Manitoba & Saskatchewan	65.1	66.7
Alberta	64.2	68.4
British Columbia & Territories	59.8	62.9
Canada	62.0%	65.3%
International	68.2%	N/A
	For the three months ended October 31, 2014
Canada	62.0%	65.0%
International	68.8%	N/A
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $958 million as at January 31, 2015 (October 31, 2014 – $978 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

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MANAGEMENT’S DISCUSSION & ANALYSIS

The current European exposure is provided below:

	As at
	January 31, 2015						October 31 2014
	Loans and loan equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure
Gross exposures	$10,199	$2,246	$13,388	$8,018	$3,648	$37,499	$31,073
Less: Undrawn commitments	–	–	13,388	–	–	13,388	11,187
Net funded exposure	$10,199	$2,246	$–	8,018	$3,648	$24,111	$19,886

(1)	There are no individual allowances for credit losses. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $4,138 and collateral held against SFT was $14,301.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	January 31, 2015				October 31 2014
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total
Greece	$–	$–	$396	$396	$384
Ireland	17	25	655	697	295
Italy	62	282	196	540	271
Portugal	–	3	3	6	6
Spain	88	58	164	310	330
Total GIIPS	$167	$368	$1,414	$1,949	$1,286

U.K.	$1,253	$2,481	$6,482	$10,216	$8,072
Germany	1,048	664	968	2,680	2,535
France	1,519	682	401	2,602	3,077
Netherlands	62	402	432	896	588
Switzerland	26	410	1,040	1,476	969
Other	1,453	150	2,689	4,292	3,359
Total Non-GIIPS	$5,361	$4,789	$12,012	$22,162	$18,600
Total Europe	$5,528	$5,157	$13,426	$24,111	$19,886
Total Europe as at October 31, 2014	$5,159	$4,208	$10,519	$19,886
(1)	Includes $614 (October 31, 2014 – $397) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of January 31, 2015, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.9 billion, up from $1.3 billion last quarter. Of the $1.9 billion, $1.3 billion related to loans, loan equivalents and deposits with financial institutions which rose $308 million over last quarter, of which $116 million was due to currency movements.

12    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $16 million and $1 million in trading book securities. The Bank was net long securities in sovereign exposures to Italy ($62 million) and Spain ($87 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $281 million, as at January 31, 2015 (October 31, 2014 – $268 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $396 million (October 31, 2014 – $384 million) related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	January 31, 2015					October 31 2014
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total
Greece	$393	$–	$3	$–	$396	$384
Ireland	187	16	246	248	697	295
Italy	490	1	48	1	540	271
Portugal	–	–	6	–	6	6
Spain	201	–	98	11	310	330
Total GIIPS	$1,271	$17	$401	$260	$1,949	$1,286

U.K.	$5,300	$1,434	$1,628	$1,854	$10,216	$8,072
Germany	1,081	283	1,164	152	2,680	2,535
France	676	48	1,745	133	2,602	3,077
Netherlands	488	87	147	174	896	588
Switzerland	1,054	70	243	109	1,476	969
Other	2,575	47	704	966	4,292	3,359
Total Non-GIIPS	$11,174	$1,969	$5,631	$3,388	$22,162	$18,600
Total Europe	$12,445	$1,986	$6,032	$3,648	$24,111	$19,886

Securities exposures to European sovereigns and banks (excluding GIIPS) were $4.6 billion as at January 31, 2015 (October 31, 2014 – $4.9 billion), predominately related to issuers in France, Germany, United Kingdom and Luxembourg. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at January 31, 2015, credit exposure to banks in the form of issued letters of credit amounted to $1.2 billion (October 31, 2014 – $3.6 billion).

Undrawn commitments of $13.4 billion (October 31, 2014 – $11.0 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $9.4 billion as at January 31, 2015

(October 31, 2014 – $7.5 billion). Unfunded commitments are detailed further by country in the table on page 14.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	letters of credit or guarantees (included as loan equivalents in the above table) from entities in European countries to entities in countries outside of Europe.

Included in the indirect securities exposure was $377 million related to GIIPS, $60 million to Switzerland, $48 million to Germany, $25 million to Belgium and $25 million to the United Kingdom. Indirect exposure by way of letters of credit totaled $2,246 million at January 31, 2015 (October 31, 2014 – $1,839 million), of which $76 million (October 31, 2014 – $43 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $1,490 million (October 31, 2014 – $1,371 million).

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MANAGEMENT’S DISCUSSION & ANALYSIS

	Undrawn commitments		Indirect exposure(1)
($ millions)	January 31 2015	October 31 2014	January 31 2015	October 31 2014
Greece	$–	$–	$–	$–
Ireland	89	87	(1)	(1)
Italy	66	45	25	7
Portugal	–	–	–	–
Spain	271	57	429	490
Total GIIPS	$426	$189	$453	$496
U.K.	$5,645	$5,662	$870	$693
Germany	1,161	791	255	313
France	1,535	1,269	423	346
Netherlands	1,109	1,056	206	175
Switzerland	703	806	163	172
Other	2,809	1,414	425	365
Total Non-GIIPS	$12,962	$10,998	$2,342	$2,064
Total Europe	$13,388	$11,187	$2,795	$2,560
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at January 31, 2015, the Bank had no CDS protection on funded loan exposures. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2015	October 31 2014
Credit spread plus interest rate	$7.9	$12.1
Credit spread	6.9	9.7
Interest rate	4.1	7.0
Equities	2.1	2.5
Foreign exchange	1.3	0.9
Commodities	4.2	3.7
Debt specific	5.8	19.4
Diversification effect	(10.0)	(14.7)
All Bank VaR	$11.2	$23.8
All Bank Stressed VaR	$27.0	$35.6

In the first quarter of 2015, the average one-day total VaR was $11.2 million, a decrease from $23.8 million in the previous quarter. The decrease was substantially due to a model enhancement to the treatment of credit spreads in VaR. In addition, interest rate risk declined due to reduced exposure in Global Fixed Income. The enhanced model improves the treatment of credit spreads in VaR and Stressed VaR.

The average one-day total Stressed VaR during the quarter was $27.0 million, down from $35.6 million in the previous quarter due to the new VaR model. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were two trading loss days in the first quarter, com- pared to seven in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default, as well as the potential for indirect losses that may arise from a default event; and

•	Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade, as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and

14    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon.

Validation of new models

Prior to the implementation of new market risk models, substantial validation and testing is conducted. Validation is conducted when a model is initially developed and when any significant changes are made to a model. Models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier re-validation due to significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions;
•	The use of hypothetical portfolios to ensure that models are able to capture concentration risk that may arise in an undiversified portfolio.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in traded risk measures such as VaR. Derivatives risk related to Global Banking & Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-traded risk category. A comparison of balance sheet items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2015	Market Risk Measure

($ millions)	Consolidated Statement of Financial Position	Traded risk	Non-traded risk	Not subject to market-risk	Primary risk sensitivity of non-traded risk
Precious metals	$9,698	$9,698	$–	$–	n/a
Trading assets	109,619	109,619	–	–	n/a
Financial assets designated at fair value through profit or loss	119	–	119	–	Interest rate
Derivative financial instruments	55,435	51,077	4,358	–	Interest rate, FX, equity
Investment securities	40,905	–	40,905	–	Interest rate, equity
Loans	439,916	–	439,916	–	Interest rate, FX
Assets not subject to market risk(1)	196,181	–	–	196,181	n/a
Total assets	$851,873	$170,394	$485,298	$196,181
Deposits	$584,598	$–	$555,376	$29,222	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	736	–	736	–	Interest rate, equity
Obligations related to securities sold short	22,784	22,784	–	–	n/a
Derivative financial instruments	57,725	54,009	3,716	–	Interest rate, FX, equity
Trading liabilities(2)	4,372	4,372	–	–	n/a
Pension and other benefit liabilities	3,052	–	3,052	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	127,425	–	–	127,425	n/a
Total liabilities	$800,692	$81,165	$562,880	$156,647
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank First Quarter Report 2015    15

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2014	Market Risk Measure

($ millions)	Consolidated Statement of Financial Position	Traded risk	Non-traded risk	Not subject to market-risk	Primary risk sensitivity of non-traded risk
Precious metals	$7,286	$7,286	$–	$–	n/a
Trading assets	113,248	113,248	–	–	n/a
Financial instruments designated at fair value through profit or loss	111	–	111	–	Interest rate
Derivative financial instruments	33,439	31,401	2,038	–	Interest rate, FX, equity
Investment securities	38,662	–	38,662	–	Interest rate, equity
Loans	424,309	–	424,309	–	Interest rate, FX
Assets not subject to market risk(1)	188,611	–	–	188,611	n/a
Total assets	$805,666	$151,935	$465,120	$188,611
Deposits	$554,017	$–	$526,929	$27,088	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	465	–	465	–	Interest rate, equity
Obligations related to securities sold short	27,050	27,050	–	–	n/a
Derivative financial instruments	36,438	34,992	1,446	–	Interest rate, FX, equity
Trading liabilities(2)	4,571	4,571	–	–	n/a
Pension and other benefit liabilities	2,095	–	2,095	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	131,819	–	–	131,819	n/a
Total liabilities	$756,455	$66,613	$530,935	$158,907
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the condensed interim consolidated financial statements and in Note 39 of the audited consolidated financial statements in the Bank’s 2014 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes, trading securities, which are primarily held by Global Banking & Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2015, unencumbered liquid assets were $195 billion, compared to $183 billion as at October 31, 2014. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 65% and 35%, respectively (October 31, 2014 – 68% and 32%, respectively). The increase in liquid assets was mainly attributable to an increase in deposits with central banks and financial institutions and holdings of precious metals.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at January 31, 2015. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

16    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2015
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets
				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$53,936	$–	$53,936	$–	$4,607	$49,329	$–
Deposits with financial institutions	11,958	–	11,958	–	3,042	8,916	–
Precious metals	9,698	–	9,698	–	73	9,625	–
Securities
Canadian government obligations	25,663	18,193	43,856	29,374	–	14,482	–
Foreign government obligations	33,198	32,273	65,471	47,490	–	17,981	–
Other securities	60,020	48,992	109,012	53,879	–	55,133	–
Loans
NHA mortgage-backed securities(2)	41,469	–	41,469	3,194	–	38,275	–
Call and short loans	1,332	–	1,332	–	–	1,332	–
Total	$237,274	$99,458	$336,732	$133,937	$7,722	$195,073	$–

	As at October 31, 2014
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets
				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Securities
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other securities	55,868	44,195	100,063	52,586	–	47,477	–
Loans
NHA mortgage-backed securities(2)	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Total	$231,656	$103,195	$334,851	$144,711	$6,746	$183,394	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2015	October 31 2014
Bank of Nova Scotia (Parent)	$158,968	$141,999
Bank domestic subsidiaries	13,127	23,583
Bank foreign subsidiaries	22,978	17,812
Total	$195,073	$183,394

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (88%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

Asset encumbrance

As at January 31, 2015				Encumbered assets		Unencumbered assets

($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$53,936	$–	$53,936	$–	$4,607	$49,329	$–
Deposits with financial institutions	11,958	–	11,958	–	3,042	8,916	–
Precious metals	9,698	–	9,698	–	73	9,625	–
Liquid securities:
Canadian government obligations	25,663	18,193	43,856	29,374	–	14,482	–
Foreign government obligations	33,198	32,273	65,471	47,490	–	17,981	–
Other liquid securities	60,020	48,992	109,012	53,879	–	55,133	–
Other securities	8,838	3,453	12,291	3,145	–	–	9,146
Loans classified as liquid assets:
NHA mortgage-backed securities	41,469	–	41,469	3,194	–	38,275	–
Call and short loans	1,332	–	1,332	–	–	1,332	–
Other loans	416,105	–	416,105	9,310	39,543	10,916	356,336
Other financial assets(4)	162,391	(78,759)	83,632	3,348	–	–	80,284
Non-financial assets	27,265	–	27,265	–	–	–	27,265
Total	$851,873	$24,152	$876,025	$149,740	$47,265	$205,989	$473,031

As at October 31, 2014				Encumbered assets		Unencumbered assets

($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Liquid securities:
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other liquid securities	55,868	44,195	100,063	52,586	–	47,477	–
Other securities	9,759	4,840	14,599	3,291	–	–	11,308
Loans classified as liquid assets:
NHA mortgage-backed securities	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Other loans	395,554	–	395,554	11,625	38,435	10,358	335,136
Other financial assets(4)	144,019	(86,166)	57,853	2,748	–	–	55,105
Non-financial assets	24,678	–	24,678	–	–	–	24,678
Total	$805,666	$21,869	$827,535	$162,375	$45,181	$193,752	$426,227
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of January 31, 2015 total encumbered assets of the Bank were $197 billion (October 31, 2014 – $208 billion). Of the remaining $679 billion (October 31, 2014 – $620 billion) of unencumbered assets, $206 billion (October 31, 2014 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide an

18    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

additional $552 million or $770 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes, are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

In January 2013 the Basel Committee on Banking Supervision (BCBS) finalized its international framework on Liquidity Coverage Ratio (LCR) requirements. Subsequently, in May 2014, OSFI released its Liquidity Adequacy Requirements (LAR) which contains the rules for Canadian Banks including LCR and the Net Cumulative Cash Flow (NCCF). The LCR and NCCF were implemented in January 2015. The LCR disclosures will be provided in the Second Quarter Report to Shareholders.

In October 2014, BCBS released its final document on the Net Stable Funding Ratio (NSFR). NSFR will become a minimum standard by 1 January 2018. The Bank continues to monitor developments related to liquidity requirements.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $239 billion as at January 31, 2015 (October 31, 2014 – $231 billion). The increase since October 31, 2014, was due primarily to personal deposits and internal capital generation. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $127 billion (October 31, 2014 – $123 billion). Longer term wholesale debt issuances includes medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), and of unsecured personal lines of credits through the Hollis Receivables Term Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority and the Bank may issue under the program in Australia. The Bank also raises longer-term funding across a

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MANAGEMENT’S DISCUSSION & ANALYSIS

variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme.

The table below provides the remaining contractual maturities of funding raised through wholesale funding. The products are aligned to Enhanced Disclosure Task Force (EDTF) recommended categories for comparability with other banks. In the Consolidated Statement of Financial Position, unless separately disclosed, most sources are included in Business & Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2015

($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$5,443	$679	$316	$161	$85	$6,684	$116	$64	$–	$6,864
Bearer deposit notes, commercial paper and certificate of deposits	12,110	23,226	32,422	19,207	3,399	90,364	8,941	1,346	89	100,740
Asset-backed commercial paper(3)	3,417	3,348	635	–	–	7,400	–	–	–	7,400
Medium term notes and deposit notes	432	2,595	2,457	5,905	2,465	13,854	21,167	27,539	7,964	70,524
Asset-backed securities	4	–	–	1	3	8	511	807	506	1,832
Covered bonds	–	1,588	–	3,176	–	4,764	5,716	9,357	2,198	22,035
Mortgage securitization(4)	–	779	696	391	1,244	3,110	4,376	7,121	5,657	20,264
Subordinated debentures(5)	27	36	82	28	6	179	–	–	5,579	5,758
Total wholesale funding sources	$21,433	$32,251	$36,608	$28,869	$7,202	$126,363	$40,827	$46,234	$21,993	$235,417

Of Which:
Unsecured funding	$18,012	$26,537	$35,277	$25,301	$5,955	$111,082	$30,224	$28,949	$13,632	$183,887
Secured funding	3,421	5,714	1,331	3,568	1,247	15,281	10,603	17,285	8,361	51,530

	As at October 31, 2014

($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$5,417	$755	$514	$104	$153	$6,943	$96	$117	$–	$7,156
Bearer deposit notes, commercial paper and certificate of deposits	9,111	24,400	33,152	15,192	3,913	85,768	8,567	1,103	121	95,559
Asset-backed commercial paper(3)	3,691	2,609	32	–	–	6,332	–	–	–	6,332
Medium term notes and deposit notes	3,127	6,266	2,953	2,294	5,499	20,139	12,026	30,448	7,317	69,930
Asset-backed securities	–	1	279	–	1	281	507	794	523	2,105
Covered bonds	2,254	–	1,408	–	2,817	6,479	2,254	8,205	2,158	19,096
Mortgage securitization(4)	–	616	779	696	392	2,483	3,869	8,526	5,356	20,234
Subordinated debentures(5)	16	16	53	45	29	159	–	–	5,288	5,447
Total wholesale funding sources	$23,616	$34,663	$39,170	$18,331	$12,804	$128,584	$27,319	$49,193	$20,763	$225,859

Of Which:
Unsecured funding	$17,671	$31,437	$36,672	$17,635	$9,594	$113,009	$20,689	$31,668	$12,726	$178,092
Secured funding	5,945	3,226	2,498	696	3,210	15,575	6,630	17,525	8,037	47,767
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table in Note 20 of the Condensed Interim Consolidated Financial Statements. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $195 billion as at January 31, 2015 (October 31, 2014 – $183 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can

20    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P).

In June 2014, Moody’s placed the senior debt ratings of several of the Canadian banks on “negative outlook”. In August 2014, Standard & Poor’s took a similar action, changing the outlook for several Canadian banks to “Negative” from “Stable”. These actions are not downgrades, nor do they suggest that downgrades are highly likely to follow. Rather, these changes suggest that, over the next 12-18 months, these rating agencies feel that a downgrade is more likely than an upgrade for the Canadian banks. Both rating agencies cited the uncertainty around the federal government’s proposed new “bail-in” regime for senior unsecured debt as the principal reason for these system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

In addition, Moody’s placed the Bank’s standalone rating – which assumes no government support – on “negative outlook”. This is also not a downgrade. This change was done primarily because Moody’s believes that the Bank’s international business is more risky than its Canadian business and is likely to grow more rapidly in the coming years. Moody’s also cited the Bank’s plans to grow its unsecured consumer lending businesses – both in Canada and internationally – as a reason for the change.

The Bank remains confident that it will retain high credit ratings.

Financial position

The Bank’s total assets at January 31, 2015 were $852 billion, up $46 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total assets were up $8 billion or 1%.

Cash and deposits with financial institutions increased $9 billion or $3 billion after adjusting for the impact of foreign currency translation, due mainly to higher interest bearing deposits with banks in Canada and Latin America. Precious metals increased $2 billion or $1 billion after adjusting for the impact of foreign currency translation, due to higher prices and inventory. Securities purchased under resale agreements and securities borrowed decreased $7 billion or $12 billion after adjusting for the impact of foreign currency translation.

Trading assets decreased $4 billion from October 31, 2014. Adjusting for the impact of foreign currency translation, trading assets decreased $9 billion due primarily to a decrease in trading securities of $12 billion from lower holdings of Canadian and U.S. government debt.

Investment securities grew by $2 billion. As at January 31, 2015, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $747 million, a decrease of $100 million from October 31, 2014. The decrease was due mainly to realized gains on sales and an overall decrease in the market value of equities.

Loans increased $16 billion or 4% from October 31, 2014. Adjusting for the impact of foreign currency translation, loans increased $3 billion or 1%. Residential mortgages increased $1 billion, mainly in Latin America as underlying growth in Canadian residential mortgages was largely offset by the planned run-off of a component of Tangerine’s mortgage portfolio. Personal and credit card loans rose $1 billion, due mainly to growth in Canada. Business and government loans were up $2 billion mainly in Canada and the U.S.

Total liabilities were $801 billion as at January 31, 2015, up $44 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total liabilities increased $6 billion or 1%.

Total deposits increased $31 billion or $2 billion after adjusting for the impact of foreign currency translation. Personal deposits grew by $3 billion due primarily to growth in Canada and Latin America.

Obligations related to securities sold under repurchase agreements and securities lent decreased by $10 billion, or $16 billion after adjusting for the impact of foreign currency translation, due in part to the decrease in securities purchased under resale agreements and securities borrowed. Obligations related to securities sold short decreased by $4 billion or $5 billion after adjusting for the impact of foreign currency translation. Derivative instrument liabilities increased $21 billion, $17 billion after adjusting for the impact of foreign currency translation, due primarily to the impact of significant changes in interest rate and foreign currency translation on derivative instrument values. There was a similar increase in derivative instrument assets.

Total shareholders’ equity increased $1,970 million from October 31, 2014. This increase was driven by current quarter earnings less dividends paid of $894 million that was partly offset by the repurchase and cancellation of 7 million common shares or $445 million under the Normal Course Issuer Bid program. Accumulated other comprehensive income increased $1,487 million due primarily to unrealized foreign exchange translation gains on the Bank’s investments in its foreign operations.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate

Scotiabank First Quarter Report 2015    21

MANAGEMENT’S DISCUSSION & ANALYSIS

financial metrics which relate risk to capital, including economic and regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 41 to 50 of the Bank’s 2014 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. Effective the third quarter of 2014, the CVA scalars for the CET1 capital ratio, Tier 1 capital ratio and Total Capital ratio are 0.57, 0.65 and 0.77, respectively. As at January 31, 2015, these scalars are 0.64, 0.71 and 0.77, respectively.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 (CET1) target.

In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective Q1 2015. Institutions will be expected to maintain a material operating buffer above the 3% minimum. Effective Q1 2015, disclosure in accordance with OSFI’s September 2014 Public Disclosure Requirements related to Basel III Leverage ratio has been made in the Supplementary Regulatory Capital Disclosures.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	January 31 2015	October 31 2014
($ millions)	All-in	All-in
Common Equity Tier 1 capital	$34,389	$33,742
Tier 1 capital	38,717	38,073
Total regulatory capital	44,354	43,592
CET1 risk-weighted assets(1)	335,200	312,473
Tier 1 risk-weighted assets(1)	336,092	313,263
Total risk-weighted assets(1)	336,857	314,449
Capital ratios:
Common Equity Tier 1 capital	10.3%	10.8%
Tier 1 capital ratio %	11.5%	12.2%
Total capital ratio %	13.2%	13.9%
Leverage:
Leverage exposures(2)	953,626	N/A
Leverage ratio(2)	4.1%	N/A
Assets-to-capital multiple(2)	N/A	17.1	x
(1)	As at January 31, 2015, CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1 capital ratio, Tier1 capital ratio and Total capital ratio respectively (October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).
(2)	Effective November 1, 2014, the leverage ratio replaced the assets-to-capital multiple.

The Bank’s Common Equity Tier 1 ratio declined by approximately 50 basis points this quarter primarily due to:

•	Increase in liabilities relating to employee benefits due to decline in interest rates (30 basis points); and
•	Impact of the shares repurchased under the Normal Course Issuer Bid program (15 basis points)

The Bank continues to maintain a strong capital position. As at January 31, 2015, the CET1, Tier 1, Total Capital and Leverage ratios are well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $34.4 billion as at January 31, 2015 (October 31, 2014 – $33.7 billion), an increase of approximately $0.7 billion during the quarter, mainly due to:

•	internal capital generation of $0.8 billion; and,
•

increases in accumulated other comprehensive income of $1.5 billion primarily from foreign currency translation gains of $2.3 billion, partly offset by increases of $0.6 billion to liabilities relating to employee benefits.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Partly offset by:

•	increased threshold-related capital deductions of $1.0 billion; and,
•	share buybacks under the Bank’s Normal Course Issuer Bid of $0.4 billion; and,
•	increased goodwill of $0.2 billion due to foreign exchange translation.

The Bank’s Tier 1 and Total Capital ratios were also impacted by the above changes.

Risk-weighted assets (RWA)

CET1 RWA increased by $22.7 billion or 7% during the quarter to $335.2 billion, primarily due to:

•	the impact of a weaker Canadian dollar on foreign currency denominated assets of $14.6 billion;
•	growth in personal and business lending of $6.4 billion; and,
•	growth in counterparty credit risk and credit valuation adjustment capital on derivatives of $3.9 billion.

Partly offset by:

•	Advanced Internal Ratings Based model changes of $3.1 billion, mainly from enhancements related to market risk models.

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in the annual survey.

The G-SIB indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. As a result, the G-SIB indicators provided below may not be directly comparable against other disclosed information.

According to the most recent assessment by the FSB communicated in November 2014, the Bank is not considered to be a G-SIB based on October 31, 2013 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” issued by OSFI in 2014. The disclosures below are presented based on the Bank’s fiscal year and are expected to be disclosed in the Bank’s annual report commencing with October 31, 2015.

As at and for the year ended October 31 ($ millions)
Category(2)	Indicator(2)	2014	2013
Cross-jurisdictional activity	Cross-jurisdictional claims	$332,324	$288,687
	Cross-jurisdictional liabilities	267,083	230,931
Size	Total exposures as defined for use in the Basel III leverage ratio(3)	909,625	923,340
Interconnectedness	Intra-financial system assets	115,415	169,594
	Intra-financial system liabilities	66,635	137,621
	Securities outstanding	256,438	251,815
Substitutability/financial institution infrastructure	Payments activity	15,584,805	15,519,317
	Assets under custody	252,437	224,585
	Underwritten transactions in debt and equity markets	50,150	42,513
Complexity	Notional amount of over-the-counter derivatives(4)	4,597,204	3,082,386
	Trading and available-for-sale securities(5)	57,879	52,030
	Level 3 assets	4,106	3,845
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2013).
(3)	Basel III leverage exposures as at October 31, 2014 are measured in accordance with OSFI’s October 2014 “Leverage Requirements Guideline”. 2013 leverage exposures reflect draft rules available at the time of the 2013 survey.
(4)	Includes over-the-counter derivatives settled bilaterally and through central counterparties.
(5)	Excluding certain high-quality liquid assets as outlined in the requirements.

Changes in G-SIB Indicators

During 2014, cross-jurisdictional claims and liabilities increased mainly due to changes in foreign exchange rates. Exposures as defined for use in the Basel III leverage ratio decreased in 2014 due to the revised definition of leverage exposures, partly offset by volume growth. The decrease in intra-financial system assets and liabilities is partially a result of certain securities financing transactions presented on a net of collateral basis in 2014 that were presented on a balance sheet basis in prior periods. Other year-over-year movements reflect changes in business activity.

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its Normal Course Issuer Bid (the ‘bid’) pursuant to which it may repurchase for

Scotiabank First Quarter Report 2015    23

MANAGEMENT’S DISCUSSION & ANALYSIS

cancellation up to 12 million of the Bank’s common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares.

During the quarter ended January 31, 2015, the Bank re-purchased and cancelled approximately 7 million common shares under this bid at an average price of $63.29 per share for a total amount of approximately $445 million. Under the bid the Bank has repurchased and cancelled 11.5 million common shares at an average price of $66.31.

Common dividend

The Board of Directors, at its meeting on March 2, 2015, approved a dividend of 68 cents per share, an increase of 2 cents per share. This quarterly dividend applies to shareholders of record as of April 7, 2015 and is payable April 28, 2015.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 8. The methods of determining the fair value of financial instruments are detailed on page 52 of the Bank’s 2014 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 74 of the Bank’s 2014 Annual Report).

Total derivative notional amounts were $5,772 billion as at January 31, 2015, compared to $4,970 billion as at October 31, 2014. The quarterly change was due largely to an increase in the volume of interest rate contracts and the impact of foreign currency translation. The percentage increase in hedging derivatives was higher as compared to trading derivatives, primarily due to foreign exchange contracts. The total notional amount of over-the-counter derivatives was $5,088 billion (October 31, 2014 – $4,597 billion), of which $3,359 billion are settled through central counterparties as at January 31, 2015 (October 31, 2014 – $3,012 billion). The credit equivalent amount, after taking master netting arrangements into account, was $52.8 billion, compared to $42.4 billion at October 31, 2014. The change from October  31, 2014 was due largely to higher volumes of derivative contracts and the impact of foreign currency translation.

Selected credit instruments – publicly known risk items

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 52 of the Bank’s 2014 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures which have substantially remained unchanged from year end.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at January 31, 2015, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $90 million (October 31, 2014 – $87 million). The fair value was $86 million (October 31, 2014 – $84 million). The increase was due to the impact of foreign exchange rate changes in the quarter. None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs held has not changed significantly since October 31, 2014.

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

24    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

The risk profile of the Bank’s CDOs outstanding has not changed significantly from October 31, 2014.

Other

As at January 31, 2015, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurers and investments in structured investment vehicles.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 50 to 51 of the Bank’s 2014 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.1 billion as at January 31, 2015 (October 31, 2014 – $4.1 billion). As at January 31, 2015, total commercial paper outstanding for these conduits was $2.9 billion (October 31, 2014 – $2.7 billion). Funded assets purchased and held by these conduits as at January 31, 2015, as reflected at original cost, were $2.9 billion (October 31, 2014 –

$2.7 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2014.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased 11% from October 31, 2014 due primarily to the impact of foreign exchange rate changes on undrawn loan commitments. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues – banking were $111 million for the three months ended January 31, 2015, compared to $119 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act for bank holding companies and foreign banking organizations. With respect to foreign banking organizations, the overall intent of the final rule is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. chief risk officer. The Bank has appointed a Chief Risk Officer for the U.S. and will work to help ensure compliance with the final rule by the effective date of July 2016.

On December 10, 2013, the Federal Reserve approved a final rule implementing Section 619 of Dodd Frank, commonly known as the Volcker Rule. The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. In the final rule, the Federal Reserve extended the conformance period to July 2015. The Bank is working to help ensure compliance with the Volcker Rule by July 2015.

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA, and in some countries, related local regulations, will require financial institutions to report annually on specified accounts held

Scotiabank First Quarter Report 2015    25

MANAGEMENT’S DISCUSSION & ANALYSIS

outside of the U.S. by U.S. taxpayers. This reporting will be made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. In October 2014, over 100 OECD member countries committed to standardize the automatic exchange of information relating to accounts held by tax residents of signatory countries (known as Global FATCA). A Common Reporting Standard (CRS) was agreed to and implementation is scheduled to commence January 2016. 38 countries where Scotiabank has a presence have signed on to the CRS. 17 countries where Scotiabank operates have signed on to be early adopters. Under the guidance of an enterprise program office, dedicated project teams in each of the business lines are working to meet all FATCA-related obligations worldwide while minimizing negative impact on the client experience.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Except for the change in accounting policies described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2014. Note 3 of the Bank’s consolidated financial statements in the 2014 Annual Report describes the Bank’s significant accounting policies.

Changes in accounting policies

The Bank has adopted the following new accounting standards issued by the IASB effective November 1, 2014.

Own credit risk of liabilities designated at fair value through profit or loss (IFRS - 9)

The own credit risk provisions of IFRS 9, Financial Instruments, changes the accounting for liabilities designated at fair value through profit or loss such that changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income unless doing so creates or increases an accounting mismatch. Cumulative fair value changes related to own credit risk recognized in other comprehensive income cannot be subsequently reclassified to net income. This replaces the previous requirement in IAS 39, Financial Instruments: Recognition and Measurement, to recognize such changes in net income.

In July 2014, the IASB issued the final IFRS 9 standard which permitted entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank early adopted this requirement as it relates to deposit note liabilities designated at fair value, effective November 1, 2014. This change was applied retrospectively. However, in accordance with the IFRS 9 transition provisions, prior period comparatives have not been restated.

The following table summarizes the impact of this change on the opening Consolidated Statement of Financial Position:

As at November 1, 2014 ($ millions)	IAS 39 balance	Impact	IFRS 9 balance
Consolidated Statement of Financial Position
Retained earnings	28,609	5	28,614
Accumulated other comprehensive income (loss)	949	(5)	944

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized. The adoption of IFRIC 21 did not have a significant impact on the Bank.

Presentation

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. The adoption of these amendments did not have a significant impact on the Bank.

Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

The IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, effective for annual periods beginning on or after January 1, 2018. On January 9, 2015, OSFI issued an advisory on the early adoption of IFRS 9 for Domestic Systematically Important Banks (D-SIBs) for annual reporting periods beginning on November 1, 2017. The Bank has been identified as a D-SIB and is required to adopt IFRS 9 effective November 1, 2017. The Bank has commenced the development of an implementation plan. The Bank is currently in the process of evaluating the impact the adoption of IFRS 9 will have on its systems and processes.

26    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

There are no other significant updates to the future accounting developments effective after November 1, 2014, as reflected in Note  5 of the Bank’s consolidated financial statements in the 2014 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. Commencing this quarter, the Bank used the Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 97 and 186 of the Bank’s 2014 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The global economy is posting moderate but uneven growth. Large and sustained employment gains and stronger consumer spending are providing a lift to the U.S. economy. More balanced economic conditions are helping to bolster growth in the U.K. and Germany. India is regaining some traction, with more accommodative policies and increased infrastructure expenditures adding support. However, output gains in China have slowed further alongside reduced domestic and export-related activity. Many resource-producing and export-focussed countries – Canada, Mexico, Colombia, Australia, Russia, and Brazil, for example – are being impacted by the significant declines in crude oil and other key commodity prices which are triggering large cutbacks in business investment.

While the transition to stronger global growth remains generally slow and buffeted by repeated geopolitical problems, the outlook for improved performances remains encouraging. A stronger U.S. economy will provide much needed lift to its trading partners around the world, most notably in Canada, Mexico and through much of Latin America. The sharply lower price of oil is a major financial boost to consumers and businesses internationally. Reduced inflation has provided policymakers with the opportunity to implement even more accommodative policies in China, the euro zone, Japan, Canada, and a number of other countries. And for many nations, lower-valued currencies will help domestic competitiveness in support of stronger growth.

Q4 2014 Notable items

In the fourth quarter of last year, the Bank recorded a charge for certain notable items of $342 million pre-tax and $265 million after-tax. The table below provides a summary of these notable items which will be referenced in the following commentary. For further discussion on these notable items, please refer to the Bank’s 2014 Annual Report, page 20.

The Bank does not have any notable items this quarter.

	For the three months ended
($ millions, except EPS)	October 31, 2014
Income/(Expense)	Pre-tax	After-tax	EPS impact
Restructuring charges	$(148)	$(110)
Provision for credit losses
Unsecured bankrupt retail accounts in Canada	(62)	(46)
Valuation adjustments
Funding valuation adjustment	(30)	(22)
Revaluation of monetary assets in Venezuela	(47)	(47)
Legal provisions	(55)	(40)
Total	$(342)	$(265)	$(0.22)
By Consolidated Statement of Income line
Trading revenues	$(30)	$(22)
Other non-interest income	(47)	(47)
Non-interest income	(77)	(69)
Provision for credit losses	(62)	(46)
Non-interest expenses	(203)	(150)
Total	$(342)	$(265)	$(0.22)

	For the three months ended October 31, 2014
($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other	Total
Revenues	$–	$(47)	$(30)	$–	$(77)
Provision for credit losses	62	–	–	–	62
Non-interest expenses	47	34	36	86	203
Net income before income taxes	$(109)	$(81)	$(66)	$(86)	$(342)
Income taxes	(28)	(7)	(18)	(24)	(77)
Net income	$(81)	$(74)	$(48)	$(62)	$(265)
Net income attributable to equity holders of the Bank	$(81)	$(74)	$(48)	$(62)	$(265)

Scotiabank First Quarter Report 2015    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Changes to operating segments effective November 1, 2014

Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking & Markets. Prior period comparative results have been restated.

For the year ended October 31, 2014 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
Net income	$2,188	$1,673	$1,877	$1,459	$101	$7,298
Adjustments due to re-organization of business lines	1,496	169	(1,877)	211	1	–
Adjusted Net income	$3,684	$1,842	$–	$1,670	$102	$7,298

The 2015 business results are presented below:

Canadian Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2015	October 31 2014	January 31 2014
Business segment income
Net interest income	$1,551	$1,532	$1,480
Non-interest income(2)	1,181	1,156	1,164
Total revenues	2,732	2,688	2,644
Provision for credit losses	165	236	135
Non-interest expenses	1,464	1,518	1,406
Income tax expense	288	229	274
Net income	$815	$705	$829
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$815	$705	$829
Other measures
Return on economic equity(1)	29.0%	24.3%	24.9%
Assets under administration ($ billions)	$305	$296	$275
Assets under management ($ billions)	$130	$124	$113
Average assets ($ billions)	$297	$295	$289
Average liabilities ($ billions)	$213	$211	$206
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes net income from investments in associated corporation of $15 (October 31, 2014 - $4 and January 31, 2014 - $62).

Net income

Q1 2015 vs Q1 2014

Canadian Banking reported net income attributable to equity holders of $815 million, a decrease of $14 million or 2% compared to the same period last year. Adjusting for the prior contribution from CI Financial Corp. (CI) and a change in this year’s effective tax rate, net income attributable to equity holders increased $47 million or 6% compared to the same period last year. Good growth in assets and deposits, an increase in the margin and an increase in non-interest income were partially offset by a higher provision for credit losses and non-interest expenses.

Q1 2015 vs Q4 2014

Adjusting for the notable items in the previous quarter (refer to table on page 27), the contribution from CI and a change in the effective tax rate, net income attributable to equity holders increased $56 million or 7% from last quarter, mainly due to increased net interest income and non-interest income, lower provision for credit losses and non-interest expenses.

Average assets

Q1 2015 vs Q1 2014

Average assets rose $8 billion or 3% from the same quarter last year. Adjusting for the impact of the Tangerine broker originated and white label mortgage run off portfolios, Canadian Banking recorded solid growth in assets of $13 billion or 5%. The growth is from $5 billion or 3% in residential mortgages, and in personal loans of $7 billion or 11%, primarily in auto lending and credit cards, as well as $3 billion or 11% in business loans and acceptances. This was partially offset by a decline in securities of $2 billion, mostly related to the sale of the investment in CI.

28    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2015 vs Q4 2014

Average assets rose $2 billion from last quarter. Adjusting for the impact of the Tangerine broker originated and white label mortgage run off portfolios, Canadian Banking recorded solid growth of $4 billion or 1%, mainly reflecting growth in residential mortgages of $1 billion or 1% and in personal loans of $1 billion or 2%, primarily from credit card and auto lending, as well as $1 billion or 2% in business loans and acceptances.

Average liabilities

Q1 2015 vs Q1 2014

Average liabilities increased $7 billion or 3% from the same quarter last year, including strong growth in retail banking chequing accounts of $1 billion or 8% and savings deposits of $2 billion or 4%. Canadian Banking also recorded growth of $4 billion or 8% in small business and commercial banking business deposits. Other liabilities increased by $1 billion. This was partially offset by a decline in lower margin GICs of $1 billion or 2%.

Q1 2015 vs Q4 2014

Average liabilities increased $2 billion or 1% from last quarter, due to increases in retail banking chequing and savings deposits of $1 billion or 2% and in small business and commercial banking business operating accounts of $1 billion or 3%.

Assets under management (AUM) and assets under administration (AUA)

AUM of $130 billion increased $17 billion or 15% from same quarter last year and increased $6 billion or 5% from the previous quarter, driven by solid net sales and improved market conditions. AUA of $305 billion increased $30 billion or 11% from the same quarter last year and increased $9 billion or 3% from the previous quarter.

Net interest income

Q1 2015 vs Q1 2014

Reported net interest income of $1,551 million was up $71 million or 5% from the same period last year. This was driven by asset growth and a four basis point increase in the margin to 2.16%. The margin increase was primarily driven by higher spreads in personal lending, including credit cards and mortgages, as well as changes in product mix.

Q1 2015 vs Q4 2014

Net interest income increased $19 million or 1% from the previous quarter. This was driven by solid asset and deposit growth and a one basis point increase in the margin.

Non-interest income

Q1 2015 vs Q1 2014

Non-interest income increased $17 million or 1% from the same quarter last year. Adjusting for the contribution from CI, non-interest income increased $80 million or 7%, primarily due to an increase in card revenues and growth in mutual fund fees driven by net sales and market appreciation.

Q1 2015 vs Q4 2014

Non-interest income increased by $25 million or 2% from the previous quarter, primarily due to higher revenues from cards, growth in fees from mutual fund sales and income from our investment in Canadian Tire Financial Services.

Provision for credit losses

Q1 2015 vs Q1 2014

The provision for credit losses was $165 million this quarter, up from $135 million from the same quarter last year, due to higher provisions in retail portfolios driven by growth in relatively higher spread products, which were in part offset by lower provisions in commercial portfolios.

Q1 2015 vs Q4 2014

Adjusting for the notable item of $62 million in the previous quarter (refer to table on page 27), the provision for credit losses of $165 million this quarter was down $9 million from the previous quarter due to lower provisions in retail portfolios.

Non-interest expenses

Q1 2015 vs Q1 2014

Non-interest expenses were up $58 million or 4% from the same quarter last year, primarily due to investment in growth initiatives and higher volume-related expenses to support business growth.

Scotiabank First Quarter Report 2015    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2015 vs Q4 2014

Adjusting for the notable item of $47 million in the previous quarter (refer to table on page 27), non-interest expenses were down $7 million, primarily due to a reduction in advertising spend partially offset by an increase in share-based compensation due to seasonality.

Taxes

The effective tax rate increased to 26.1% compared to 24.8% in the same quarter last year and 24.5% in the previous quarter primarily due to changes in Canadian tax legislation.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2015	October 31 2014	January 31 2014
Business segment income
Net interest income	$1,349	$1,302	$1,256
Non-interest income(2)	726	757	729
Total revenues	2,075	2,059	1,985
Provision for credit losses	285	336	217
Non-interest expenses	1,204	1,245	1,169
Income tax expense	122	109	120
Net income	$464	$369	$479
Net income attributable to non-controlling interests in subsidiaries	$47	$65	$54
Net income attributable to equity holders of the Bank	$417	$304	$425
Other measures
Return on economic equity(1)	12.0%	9.5%	13.6%
Average assets ($ billions)	$120	$117	$112
Average liabilities ($ billions)	$89	$86	$83
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes net income from investments in associated corporation of $108 (October 31, 2014 - $93 and January 31, 2014 - $117)

Net income

Q1 2015 vs Q1 2014

Net income attributable to equity holders was $417 million, a decrease of $8 million or 2% from the same period last year. The quarter’s results reflected strong loan growth, particularly in Latin America. However, offsetting were higher provisions for credit losses in part due to lower benefits from the credit mark on the acquired portfolio in Banco Colpatria and negative changes in the fair value of financial instruments used for foreign currency hedging.

Q1 2015 vs Q4 2014

Quarter over quarter, net income attributable to equity holders increased $113 million or 37%. Adjusting for the impact of certain Q4 2014 notable items (refer to table on page 27), net income was up $39 million or 10% from last quarter, primarily due to a significant reduction in provisions for credit losses from the previous quarter, when provisions were booked on a small number of accounts in the Caribbean mainly related to the hospitality portfolio.

Average assets

Q1 2015 vs Q1 2014

Average assets rose $8 billion or 7% from the same quarter last year. This was due primarily to strong retail and commercial loan growth of 11% and 10%, respectively, or 9% and 5% adjusting for positive foreign exchange translation, partially offset by a reduction in lower yielding securities and deposits with Banks. Underlying growth in retail loans was driven by a 13% increase in Latin America. Underlying commercial loan growth was 11% in Latin America.

Q1 2015 vs Q4 2014

Average assets rose $3 billion or 3% from last quarter with good retail and commercial loan growth of 3% and 4%, respectively, or 2% and 1% adjusting for positive foreign currency translation.

Average liabilities

Q1 2015 vs Q1 2014

Average liabilities increased $6 billion or 7% to $89 billion from the same period last year largely due to 8% growth in deposits, or 5% adjusting for positive foreign currency translation. Growth was primarily in retail and commercial deposits in Latin America.

Q1 2015 vs Q4 2014

Average liabilities rose $3 billion or 3% from last quarter primarily driven by 4% growth in deposits, or 2% excluding foreign currency translation, primarily in Latin America.

30    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q1 2015 vs Q1 2014

Net interest income of $1,349 million was up $93 million or 7% from the same period last year. Growth primarily reflected strong asset growth in Latin America, and positive foreign currency translation.

Q1 2015 vs Q4 2014

Compared to last quarter, net interest income increased $47 million or 4% due to good asset growth in Latin America, a slightly higher margin, and positive foreign currency translation.

Non-interest income

Q1 2015 vs Q1 2014

Non-interest income of $726 million was down $3 million from the same quarter last year as solid growth in fee income, across Latin America and Caribbean, was offset by a lower contribution from associated companies, primarily Banco del Caribe in Venezuela, and negative changes in the fair value of financial instruments used for foreign currency hedging.

Q1 2015 vs Q4 2014

Non-interest income decreased $31 million or 4% compared to the previous quarter, including the revaluation impact of Banco del Caribe. Adjusting for this impact, other operating income was $78 million or 10% lower due to seasonally lower retail banking fees in Latin America, last quarter’s gains on sale of a non-strategic business in Peru, and negative changes in the fair value of financial instruments used for foreign currency hedging.

Provision for credit losses

Q1 2015 vs Q1 2014

The provision for credit losses was $285 million compared to $217 million in the same period last year. The increase was largely due to higher credit mark benefits in the prior period,

and strong loan growth. Higher underlying retail provisions in Mexico and Caribbean were partly offset by lower provisions in Peru and Chile. Underlying commercial provisions declined, with improvements in Colombia being offset by increases in Peru and Caribbean.

Q1 2015 vs Q4 2014

The provision for credit losses was down from $336 million in the previous quarter. The decrease in provisions was primarily driven by lower commercial provisions in Caribbean relative to last quarter’s provisions that included a small number of accounts mainly in the hospitality portfolio, partly offset by the unwind of the credit mark on the acquired portfolio in Banco Colpatria. Underlying retail provisions remained stable.

Non-interest expenses

Q1 2015 vs Q1 2014

Non-interest expenses were $1,204 million, up $35 million or 3%, compared to the same quarter last year, due to costs related to increased business volumes and inflation. Expense management remains a key priority. Operating leverage was a positive 1.4%.

Q1 2015 vs Q4 2014

Non-interest expenses were down $41 million compared to last quarter; however, $7 million lower excluding last quarter’s restructuring charges. Seasonally higher share-based compensation was more than offset by lower operating costs with reductions in premises and other discretionary expenses.

Taxes

The effective tax rate increased slightly to 20.8% compared to 20.0% in the same quarter last year. Compared to the previous quarter the effective tax rate decreased from 22.8% in the previous quarter due to higher tax benefits in certain jurisdictions.

Scotiabank First Quarter Report 2015    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking & Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2015	October 31 2014	January 31 2014
Business segment income
Net interest income	$267	$261	$260
Non-interest income	765	749	764
Total revenues	1,032	1,010	1,024
Provision for credit losses	13	2	4
Non-interest expenses	465	477	489
Income tax expense	150	152	143
Net income	$404	$379	$388
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$404	$379	$388
Other measures
Return on economic equity(1)	29.3%	26.8%	25.0%
Average assets ($ billions)	$339	$317	$299
Average liabilities ($ billions)	$238	$224	$213
(1)	Refer to page 5 for a discussion of non-GAAP measures.

Net income attributable to equity holders

Q1 2015 vs Q1 2014

Net income attributable to equity holders was $404 million, an increase of $16 million or 4% from the same period last year, largely driven by the positive impact of foreign currency translation and by the strong results in the equities and foreign exchange businesses. This was partly offset by softer performance in investment banking.

Q1 2015 vs Q4 2014

Quarter-over-quarter net income attributable to equity holders increased $25 million or 7%. Adjusting for the impact of notable items in the prior quarter (refer to table on page 27), underlying net income was lower by $23 million or 5%, as the positive impact of foreign currency translation and stronger results in equities, fixed income, and foreign exchange were more than offset by market driven declines in investment banking, a reduction in U.S. lending, and lower securities gains in Asia.

Average assets

Q1 2015 vs Q1 2014

Average assets were $339 billion, an increase of $40 billion or 13% from the same quarter last year. This increase was due mainly to growth of $12 billion in securities purchased under resale agreements, $12 billion of derivative-related assets, $9 billion in trading assets, $3 billion in deposits with banks, and $1 billion in corporate loans and acceptances.

Q1 2015 vs Q4 2014

Average assets increased by $22 billion or 7% compared to last quarter, driven by growth of $20 billion in capital markets assets and $3 billion in corporate loans and acceptances.

Average liabilities

Q1 2015 vs Q1 2014

Average liabilities were $238 billion, an increase of $25 billion or 12% from the same quarter last year. This increase was due mainly to growth of $13 billion in derivative-related liabilities, $5 billion in corporate deposits, and $4 billion in obligations related to securities sold short.

Q1 2015 vs Q4 2014

Average liabilities increased by $14 billion or 6% compared to last quarter, driven by growth of $10 billion in capital market liabilities and $4 billion in corporate deposits.

Net interest income

Q1 2015 vs Q1 2014

Net interest income of $267 million was up $7 million or 3% from the same period last year. This was due to higher loan origination fees and volumes in the U.S. and Canada, partly offset by lower volumes in Asia.

Q1 2015 vs Q4 2014

Net interest income was $6 million or 2% higher than the previous quarter. This was due mainly to higher loan origination fees and increased volumes in the U.S. and Canadian lending businesses, partly offset by slightly lower lending margins in all regions.

Non-interest income

Q1 2015 vs Q1 2014

Non-interest income was $765 million, which was in line with the same period last year. Higher trading revenues in equities and foreign exchange as well as a securities gain in U.S. lending were offset by lower underwriting and advisory fees.

32    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2015 vs Q4 2014

Non-interest income increased $16 million or 2% from last quarter. Higher trading revenues in equities, fixed income, and foreign exchange were partly offset by lower underwriting and advisory fees.

Provision for credit losses

The provision for credit losses was $13 million compared to $4 million in the same quarter last year, and $2 million in the prior quarter. The increase is primarily due to one new provision in Canada.

Non-interest expenses

Q1 2015 vs Q1 2014

Non-interest expenses of $465 million were down $24 million or 5%, compared to the same quarter last year. The decline was largely driven by lower business taxes and lower performance-based compensation.

Q1 2015 vs Q4 2014

Non-interest expenses decreased $12 million or 3% compared to last quarter. Adjusting for the impact of the prior quarter restructuring charge of $36 million (refer to table on page 27), expenses were higher by $24 million mainly driven by seasonally higher share-based compensation costs.

Taxes

The effective tax rate increased slightly to 27.1% compared to 26.9% in the same period last year, and was down from 28.6% in the previous quarter, mainly due to a lower level of income in higher tax jurisdictions.

Other(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	January 31 2015	October 31 2014	January 31 2014
Business segment income
Net interest income(3)	$2	$4	$9
Non-interest income(3)(4)	22	(14)	(17)
Total revenues	24	(10)	(8)
Provision for credit losses	–	–	–
Non-interest expenses	64	121	41
Income tax expense(3)	(83)	(116)	(62)
Net income	$43	$(15)	$13
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$43	$(15)	$13
Other measures
Average assets ($ billions)	$79	$78	$77
Average liabilities ($ billions)	$245	$235	$229
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended January 31, 2015 ($92), (October 31, 2014 ($101), and January 31, 2014 ($80)) to arrive at the amounts reported in the Consolidated Statement of Income.
(4)	Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(33), (October 31, 2014 - $(25) and January 31, 2014 - $(44)).

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $92 million in the first quarter, compared to $80 million in the same period last year and $101 million last quarter.

Q1 2015 vs Q1 2014

Net income attributable to equity holders was $43 million in the quarter, compared to $13 million in the same period last year. The increase was mainly due to higher net gains on investment securities and lower taxes partly offset by higher expenses this quarter.

Q1 2015 vs Q4 2014

Net income attributable to equity holders was $43 million in the first quarter, compared to a net loss of $15 million in the prior quarter. Adjusting for notable items last quarter (refer to table on page 27), net income decreased slightly by $4 million reflecting higher expenses, partly offset by higher net gains on investment securities.

Scotiabank First Quarter Report 2015    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Total	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2015	October 31 2014	January 31 2014
Business segment income
Net interest income	$3,169	$3,099	$3,005
Non-interest income(2)	2,694	2,648	2,640
Total revenues	5,863	5,747	5,645
Provision for credit losses	463	574	356
Non-interest expenses	3,197	3,361	3,105
Income tax expense	477	374	475
Net income	$1,726	$1,438	$1,709
Net income attributable to non-controlling interests in subsidiaries	$47	$65	$54
Net income attributable to equity holders of the Bank	$1,679	$1,373	$1,655
Other measures
Return on equity(1)	14.2%	11.9%	15.4%
Average assets ($ billions)	$835	$807	$777
Average liabilities ($ billions)	$785	$756	$731
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes net income from investments in associated corporations of $90 (October 31, 2014 - $72 and January 31, 2014 - $135).

Geographic highlights	For the three months ended
(Unaudited) ($ millions)	January 31 2015	October 31 2014	January 31 2014
Geographic segment income
Canada	$969	$839	$1,023
United States	172	137	92
Mexico	101	63	82
Peru	100	116	87
Other international	413	373	474
Corporate adjustments	(29)	(90)	(49)
Net income	$1,726	$1,438	$1,709
Average assets ($ billions)
Canada	$493	$478	$454
United States	117	118	122
Mexico	25	25	22
Peru	18	17	17
Other international	170	156	152
Corporate adjustments	12	13	10
	$835	$807	$777

Quarterly Financial Highlights

	For the three months ended
(Unaudited)	January 31 2015	October 31 2014	July 31 2014	April 30 2014	January 31 2014	October 31 2013	(1)	July 31 2013	(1)	April 30 2013	(1)
Total revenue ($ millions)	$5,863	$5,747	$6,487	$5,725	$5,645	$5,400		$5,515		$5,213
Total revenue (TEB(2)) ($ millions)	5,955	5,848	6,576	5,809	5,725	5,477		5,594		5,295
Net income ($ millions)	1,726	1,438	2,351	1,800	1,709	1,676		1,747		1,582
Basic earnings per share ($)	1.36	1.10	1.86	1.40	1.33	1.30		1.37		1.23
Diluted earnings per share ($)	1.35	1.10	1.85	1.39	1.32	1.29		1.36		1.22
(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Refer to page 5 for a discussion of non-GAAP measures.

34    Scotiabank First Quarter Report 2015

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at January 31, 2015	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares (1)	$15,173	$0.66	–	1,210,073
Preferred shares
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.183750	2.94	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.161875	2.59	5,961
Preferred shares Series 22(2)(3)(8)	234	0.239375	3.83	9,377
Preferred shares Series 23(2)(3)(9)	66	0.173125	2.77	2,623
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12a,c,d)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12b,c,d)	650	39.01	7.802	650
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(13)				24,352
(1)	Dividends on common shares are paid quarterly. As at February 20, 2015, the number of outstanding common shares and options was 1,209,645 thousand and 24,288 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the consolidated financial statements in the Bank’s 2014 Annual Report for further details).
(4)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(12)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 26 and 27 – Restrictions on dividend payments in the Bank’s 2014 Annual Report]. Under the circumstances outlined in 12(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(12)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 12(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(12)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(12)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 26 and 27 – Restrictions on dividend payments in the Bank’s 2014 Annual Report].
(13)	Included are 266 thousand stock options with tandem stock appreciation rights (Tandem SAR) features.

Further details, including convertibility features, are available in Notes 23, 26, 27 and 29 of the Bank’s consolidated financial statements in the 2014 Annual Report.

Scotiabank First Quarter Report 2015    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2015	October 31 2014
Assets
Cash and deposits with financial institutions	5	$65,894	$56,730
Precious metals		9,698	7,286
Trading assets
Securities		86,695	95,363
Loans		18,990	14,508
Other		3,934	3,377
		109,619	113,248
Financial instruments designated at fair value through profit or loss		119	111
Securities purchased under resale agreements and securities borrowed		87,217	93,866
Derivative financial instruments		55,435	33,439
Investment securities	6	40,905	38,662
Loans
Residential mortgages		214,791	212,648
Personal and credit cards		85,929	84,204
Business and government		142,984	131,098
		443,704	427,950
Allowance for credit losses	8(b)	3,788	3,641
		439,916	424,309
Other
Customers’ liability under acceptances		11,898	9,876
Property and equipment		2,334	2,272
Investments in associates	9	3,907	3,461
Goodwill and other intangible assets		11,068	10,884
Deferred tax assets		2,354	1,763
Other assets		11,509	9,759
		43,070	38,015
Total assets		$851,873	$805,666
Liabilities
Deposits
Personal	10	$180,973	$175,163
Business and government	10	364,260	342,367
Financial institutions	10	39,365	36,487
		584,598	554,017
Financial instruments designated at fair value through profit or loss		736	465
Other
Acceptances		11,898	9,876
Obligations related to securities sold short		22,784	27,050
Derivative financial instruments		57,725	36,438
Obligations related to securities sold under repurchase agreements and securities lent		79,322	88,953
Subordinated debentures		4,973	4,871
Other liabilities		38,656	34,785
		215,358	201,973
Total liabilities		800,692	756,455
Equity
Common equity
Common shares	12	15,173	15,231
Retained earnings		29,103	28,609
Accumulated other comprehensive income (loss)		2,436	949
Other reserves		181	176
Total common equity		46,893	44,965
Preferred shares		2,934	2,934
Total equity attributable to equity holders of the Bank		49,827	47,899
Non-controlling interests in subsidiaries		1,354	1,312
Total equity		51,181	49,211
Total liabilities and equity		$851,873	$805,666

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank First Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2015	October 31 2014	January 31 2014
Revenue Interest income
Loans		$4,707	$4,578	$4,482
Securities		233	203	234
Securities purchased under resale agreements and securities borrowed		40	48	43
Deposits with financial institutions		69	62	70
		5,049	4,891	4,829
Interest expense
Deposits		1,575	1,563	1,566
Subordinated debentures		45	45	58
Other		260	184	200
		1,880	1,792	1,824
Net interest income		3,169	3,099	3,005
Non-interest income
Banking	17	810	828	803
Wealth management	17	799	787	731
Underwriting and other advisory		130	212	153
Non-trading foreign exchange		124	106	109
Trading revenues		320	182	325
Net gain on sale of investment securities		182	200	142
Net income from investments in associated corporations		90	72	135
Insurance underwriting income, net of claims		130	124	115
Other		109	137	127
		2,694	2,648	2,640
Total revenue		5,863	5,747	5,645
Provision for credit losses		463	574	356
		5,400	5,173	5,289
Non-interest expenses
Salaries and employee benefits		1,714	1,581	1,705
Premises and technology		490	507	469
Depreciation and amortization		139	134	129
Communications		106	106	102
Advertising and business development		128	153	125
Professional		114	137	108
Business and capital taxes		87	81	75
Other		419	662	392
		3,197	3,361	3,105
Income before taxes		2,203	1,812	2,184
Income tax expense		477	374	475
Net income		$1,726	$1,438	$1,709
Net income attributable to non-controlling interests in subsidiaries		47	65	54
Net income attributable to equity holders of the Bank		1,679	1,373	1,655
Preferred shareholders		30	30	48
Common shareholders		$1,649	$1,343	$1,607
Earnings per common share (in dollars)
Basic	18	$1.36	$1.10	$1.33
Diluted	18	$1.35	$1.10	$1.32

Certain prior period amounts have been restated to conform to the current period presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2015    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2015	October 31 2014	January 31 2014
Net income	$1,726	$1,438	$1,709
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	3,421	574	1,656
Net gains (losses) on hedges of net investments in foreign operations	(1,489)	(376)	(803)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	35	9	22
Net gains (losses) on hedges of net investments in foreign operations	(381)	(99)	(212)
	2,278	288	1,043
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	560	139	279
Reclassification of net (gains) losses to net income(1)	(660)	(278)	(255)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	125	27	76
Reclassification of net (gains) losses to net income	(179)	(82)	(76)
	(46)	(84)	24
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	679	(22)	739
Reclassification of net (gains) losses to net income	(814)	74	(844)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	212	(9)	227
Reclassification of net (gains) losses to net income	(248)	23	(253)
	(99)	38	(79)
Other comprehensive income from investments in associates	15	33	21
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(865)	(58)	(78)
Income tax expense (benefit)	(224)	(14)	(19)
	(641)	(44)	(59)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2):
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	4	–	–
Income tax expense (benefit)	1	–	–
	3	–	–
Other comprehensive income (loss)	1,510	231	950
Comprehensive income	$3,236	$1,669	$2,659
Comprehensive income attributable to non-controlling interests	$65	$47	$47
Comprehensive income attributable to equity holders of the Bank	3,171	1,622	2,612
Preferred shareholders	30	30	48
Common shareholders	$3,141	$1,592	$2,564
(1)	Includes amounts related to qualifying hedges.
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior period comparatives have not been restated for the adoption of this standard in 2015 (refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank First Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)										Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Available- for-sale securities	Cash flow hedging	Share from associates	Employee benefits (2)	Own credit risk (2)	Other reserves (3)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as at November 1, 2014	$15,231	$28,609	$700	$664	$(48)	$113	$(480)	$–	$176	$44,965	$2,934	$47,899	$1,312	$–	$49,211
Opening adjustment(4)	–	5	–	–	–	–	–	(5)	–	–	–	–	–	–	–
Restated balances	15,231	28,614	700	664	(48)	113	(480)	(5)	176	44,965	2,934	47,899	1,312	–	49,211
Net income	–	1,649	–	–	–	–	–	–	–	1,649	30	1,679	47	–	1,726
Other comprehensive income (loss)	–	–	2,264	(48)	(99)	15	(643)	3	–	1,492	–	1,492	18	–	1,510
Total comprehensive income	$–	$1,649	$2,264	$(48)	$(99)	$15	$(643)	$3	$–	$3,141	$30	$3,171	$65	$–	$3,236
Shares issued	30	–	–	–	–	–	–	–	(4)	26	–	26	–	–	26
Shares repurchased /redeemed	(88)	(357)	–	–	–	–	–	–	–	(445)	–	(445)	–	–	(445)
Common dividends paid	–	(802)	–	–	–	–	–	–	–	(802)	–	(802)	–	–	(802)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	–	(30)	(30)	–	–	(30)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	(21)	–	(21)
Share-based payments	–	–	–	–	–	–	–	–	9	9	–	9	–	–	9
Other	–	(1)	–	–	–	–	–	–	–	(1)	–	(1)	(2)	–	(3)
Balance as at January 31, 2015	$15,173	$29,103	$2,964	$616	$(147)	$128	$(1,123)	$(2)	$181	$46,893	$2,934	$49,827	$1,354	$–	$51,181
Balance as reported November 1, 2013	$14,516	$25,315	$(173)	$705	$(42)	$55	$–	$–	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(6)	–	(247)	–	–	–	–	(157)	–	–	(404)	–	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068	(173)	705	(42)	55	(157)	–	193	40,165	4,084	44,249	1,138	–	45,387
Net income	–	1,607	–	–	–	–	–	–	–	1,607	48	1,655	54	–	1,709
Other comprehensive income (loss)	–	–	1,050	24	(79)	21	(59)	–	–	957	–	957	(7)	–	950
Total comprehensive income	$–	$1,607	$1,050	$24	$(79)	$21	$(59)	$–	$–	$2,564	$48	$2,612	$47	$–	$2,659
Shares issued	373	3	–	–	–	–	–	–	(18)	358	–	358	–	–	358
Shares redeemed	–	–	–	–	–	–	–	–	–	–	(250)	(250)	–	–	(250)
Common dividends paid	–	(750)	–	–	–	–	–	–	–	(750)	–	(750)	–	–	(750)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	–	(48)	(48)	–	–	(48)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	–	(18)	–	(18)
Share-based payments	–	–	–	–	–	–	–	–	20	20	–	20	–	–	20
Other	–	–	–	–	–	–	–	–	–	–	–	–	1 (5)	–	1
Balance as at January 31, 2014	$14,889	$25,928	$877	$729	$(121)	$76	$(216)	$–	$195	$42,357	$3,834	$46,191	$1,168	$–	$47,359
(1)	Includes undistributed retained earnings of $59 (January 31, 2014 – $47) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts that will not be reclassified subsequently to net income.
(3)	Represents amounts on account of share-based payments (refer to Note 14).
(4)	Adjusted to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to liabilities designated at fair value through profit or loss (refer to Note 3).
(5)	Includes changes to non-controlling interests arising from business combinations.
(6)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19) in 2014 (refer to Note 4 of the Bank’s consolidated financial statements in the 2014 Annual Report).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2015    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2015	January 31 2014
Cash flows from operating activities
Net income	$1,726	$1,709
Adjustment for:
Net interest income	(3,169)	(3,005)
Depreciation and amortization	139	129
Provision for credit losses	463	356
Equity-settled share-based payment expense	9	20
Net gain on sale of investment securities	(182)	(142)
Net income from investments in associated corporations	(90)	(135)
Provision for income taxes	477	475
Changes in operating assets and liabilities:
Trading assets	9,126	(13,429)
Securities purchased under resale agreements and securities borrowed	12,498	3,866
Loans	(3,893)	(6,255)
Deposits	1,862	6,655
Obligations related to securities sold short	(5,097)	1,120
Obligations related to assets sold under repurchase agreements and securities lent	(15,559)	6,576
Net derivative financial instruments	(24)	(2,266)
Other, net	4,981	3,630
Dividends received	270	240
Interest received	4,930	4,603
Interest paid	(2,107)	(2,134)
Income tax paid	(510)	(499)
Net cash from/(used in) operating activities	5,850	1,514
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(2,426)	1,232
Purchase of investment securities	(13,277)	(14,208)
Proceeds from sale and maturity of investment securities	13,173	11,949
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	–	15
Property and equipment, net of disposals	(58)	(61)
Other, net	(452)	(116)
Net cash from/(used in) investing activities	(3,040)	(1,189)
Cash flows from financing activities
Redemption of preferred shares	–	(250)
Proceeds from common shares issued	28	369
Common shares purchased for cancellation	(445)	–
Cash dividends paid	(832)	(798)
Distributions to non-controlling interests	(21)	(18)
Other, net	(847)	423
Net cash from/(used in) financing activities	(2,117)	(274)
Effect of exchange rate changes on cash and cash equivalents	361	214
Net change in cash and cash equivalents	1,054	265
Cash and cash equivalents at beginning of period(1)	5,828	5,449
Cash and cash equivalents at end of period(1)	$6,882	$5,714
(1)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank First Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q1 2015

Condensed Interim Consolidated Financial Statements (unaudited)

Page	Note
42	1.	Reporting entity

42	2.	Basis of preparation

42	3.	Significant accounting policies

43	4.	Future accounting developments

43	5.	Cash and deposits with financial institutions

44	6.	Investment securities

44	7.	Derecognition of financial assets

45	8.	Impaired loans and allowance for credit losses

47	9.	Investments in associates

48	10.	Deposits

48	11.	Covered bonds

48	12.	Common shares

49	13.	Capital management

51	14.	Share-based payments

51	15.	Employee benefits

51	16.	Operating segments

53	17.	Non-interest income

54	18.	Earnings per share

54	19.	Financial instruments

64	20.	Contractual maturities

65	21.	Business combinations

Scotiabank First Quarter Report 2015    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is in line with the requirements of Section 308 of the Bank Act. These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual consolidated financial statements for the year ended October 31, 2014.

The condensed interim consolidated financial statements for the quarter ended January 31, 2015 have been approved for issue by the Board of Directors on March 3, 2015.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of structured entities, de facto control of other entities, and provisions. Actual results could differ from these estimates.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2014. Except for the changes in accounting policies described below, the significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2014. Note 3 of the Bank’s consolidated financial statements in the 2014 Annual Report describes the Bank’s significant accounting policies.

Changes in accounting policies

The Bank has adopted the following new accounting standards issued by the IASB effective November 1, 2014.

42    Scotiabank First Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Own credit risk of liabilities designated at fair value through profit or loss (IFRS - 9)

The own credit risk provisions of IFRS 9, Financial Instruments, changes the accounting for liabilities designated at fair value through profit or loss such that changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income unless doing so creates or increases an accounting mismatch. Cumulative fair value changes related to own credit risk recognized in other comprehensive income cannot be subsequently reclassified to net income. This replaces the previous requirement in IAS 39, Financial Instruments: Recognition and Measurement, to recognize such changes in net income.

In July 2014, the IASB issued the final IFRS 9 standard which permitted entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank early adopted this requirement as it relates to deposit note liabilities designated at fair value through profit or loss, effective November 1, 2014. This change was applied retrospectively. However, in accordance with the IFRS 9 transition provisions, prior period comparatives have not been restated.

The following table summarizes the impact of this change on the opening Consolidated Statement of Financial Position:

As at November 1, 2014 ($ millions)	IAS 39 balance	Impact	IFRS 9 balance
Consolidated Statement of Financial Position
Retained earnings	28,609	5	28,614
Accumulated other comprehensive income (loss)	949	(5)	944

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized. The adoption of IFRIC 21 did not have a significant impact on the Bank.

Presentation

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. The adoption of these amendments did not have a significant impact on the Bank.

4.	Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

The IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, effective for annual periods beginning on or after January 1, 2018. On January 9, 2015, OSFI issued an advisory on the early adoption of IFRS 9 for Domestic Systematically Important Banks (D-SIBs) for annual reporting periods beginning on November 1, 2017. The Bank has been identified as a D-SIB and is required to adopt IFRS 9 effective November 1, 2017. The Bank has commenced the development of an implementation plan. The Bank is currently in the process of evaluating the impact the adoption of IFRS 9 will have on its systems and processes.

There are no other significant updates to the future accounting developments effective after November 1, 2014, as reflected in Note 5 of the Bank’s consolidated financial statements in the 2014 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2015	October 31 2014
Cash and non-interest-bearing deposits with financial institutions	$6,882	$5,828
Interest-bearing deposits with financial institutions	59,012	50,902
Total	$65,894	$56,730

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,851 million (October 31, 2014 – $4,628 million).

Scotiabank First Quarter Report 2015    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities

Investment securities includes held-to-maturity securities of $183 million (October 31, 2014 – $166 million) and available-for-sale securities of $40,722 million (October 31, 2014 – $38,496 million).

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at January 31, 2015
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,370	$374	$–	$7,744
Canadian provincial and municipal debt	3,587	50	–	3,637
U.S. treasury and other U.S. agencies’ debt	5,798	47	3	5,842
Other foreign governments’ debt	12,541	63	22	12,582
Bonds of designated emerging markets	42	8	1	49
Other debt	6,615	93	6	6,702
Preferred shares	409	14	100	323
Common shares	2,875	1,024	56	3,843
Total available-for-sale securities	$39,237	$1,673	$188	$40,722

	As at October 31, 2014
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$6,704	$147	$–	$6,851
Canadian provincial and municipal debt	3,284	20	1	3,303
U.S. treasury and other U.S. agencies’ debt	6,218	11	3	6,226
Other foreign governments’ debt	10,940	60	17	10,983
Bonds of designated emerging markets	39	7	1	45
Other debt	6,666	128	7	6,787
Preferred shares	412	15	59	368
Common shares	3,097	871	35	3,933
Total available-for-sale securities	$37,360	$1,259	$123	$38,496

The net unrealized gain on available-for-sale securities of $1,485 million (October 31, 2014 – $1,136 million) decreases to a net unrealized gain of $747 million (October 31, 2014 – $847 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

44    Scotiabank First Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2015(1)	October 31 2014(1)
Assets
Carrying value of residential mortgage loans	$18,384	$17,969
Other related assets(2)	2,130	2,425
Liabilities
Carrying value of associated liabilities	20,527	20,414
(1)	The fair value of the transferred assets is $20,549 (October 31, 2014 – $20,430) and the fair value of the associated liabilities is $21,412 (October 31, 2014 – $20,791) for a net position of $(863) (October 31, 2014 – $(361)).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal loans

The Bank securitizes a portion of its unsecured personal line of credit receivables on a revolving basis through a consolidated structured entity. The receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2015(1)	October 31 2014(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$69,285	$80,335
Securities lending agreements	40,086	37,110
Total	109,371	117,445
Carrying value of associated liabilities(3)	$79,322	$88,953
(1)	The fair value of transferred assets is $109,371 (October 31, 2014 – $117,445) and the fair value of the associated liabilities is $79,322 (October 31, 2014 – $88,953), for a net position of $30,049 (October 31, 2014 – $28,492).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at
	January 31, 2015				October 31, 2014
($ millions)	Gross impaired loans(4)	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Business and government	$1,526	$600	(5)	$926	$1,455	$614	(5)	$841
Residential mortgages	1,714	408	(6)	1,306	1,491	359	(6)	1,132
Personal and credit cards	1,349	1,315	(6)	34	1,254	1,225	(6)	29
Total	$4,589	$2,323		$2,266	$4,200	$2,198		$2,002
By geography:
Canada				$511				$378
United States				26				11
Other international				1,729				1,613
Total				$2,266				$2,002
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2015 was $7 (October 31, 2014 – $6).
(2)	Additional interest income of approximately $85 would have been recorded if the above loans had not been classified as impaired (October 31, 2014 – $73).
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Includes acceptances.
(5)	Allowance for credit losses for business and government loans is individually assessed.
(6)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

Scotiabank First Quarter Report 2015    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the three months ended January 31, 2015
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$614	$(170)	$15	$63	$78	$600
Collective	2,856	(438)	89	406	82	2,995
Total before FDIC guaranteed loans	3,470	(608)	104	469	160	3,595
FDIC guaranteed loans(1)	171	–	6	(6)	22	193
Total allowances	$3,641	$(608)	$110	$463	$182	$3,788

	As at and for the twelve months ended October 31, 2014
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$561	$(338)	$93	$265	$33	$614
Collective	2,604	(1,559)	399	1,403	9	2,856
Total before FDIC guaranteed loans	3,165	(1,897)	492	1,668	42	3,470
FDIC guaranteed loans(1)	108	–	18	35	10	171
	$3,273	$(1,897)	$510	$1,703	$52	$3,641

Represented by:

	As at
($ millions)	January 31 2015	October 31 2014
Allowance against impaired loans	$2,323	$2,198
Allowance against performing loans(2)	1,272	1,272
Total before FDIC guaranteed loans	3,595	3,470
FDIC guaranteed loans(1)	193	171
	$3,788	$3,641
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance for performing loans is attributable to business and government loans $551 (October 31, 2014 – $584) with the remainder allocated to personal and credit card loans $561 (October 31, 2014 – $527) and residential mortgages $160 (October 31, 2014 – $161).

(c)	Total FDIC guaranteed loans

	As at
($ millions)	January 31 2015	October 31 2014
R-G Premier Bank
Unpaid principal balance	$2,909	$2,688
Fair value adjustments	(344)	(357)
Net carrying value	2,565	2,331
Allowance for credit losses	(193)	(171)
	$2,372	$2,160

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The guarantees are expiring in April 2015 and April 2020 for non-single family loans and single family loans, respectively. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at January 31, 2015 the carrying value of loans guaranteed by FDIC was $2.4 billion (October 31, 2014 – $2.2 billion) with a net receivable of $265 million (October 31, 2014 – $275 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

46    Scotiabank First Quarter Report 2015

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2015(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,365	$458	$140	$1,963
Personal and credit cards	637	337	53	1,027
Business and government	153	59	165	377
Total	$2,155	$854	$358	$3,367

	As at October 31, 2014(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,253	$483	$153	$1,889
Personal and credit cards	591	298	48	937
Business and government	140	57	233	430
Total	$1,984	$838	$434	$3,256
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loan related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					January 31 2015	October 31 2014
($ millions)	Country of incorporation	Nature of business	Ownership Percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	December 31, 2014	$2,460	$2,134
Canadian Tire’s Financial Services business (CTFS)(2)(3)	Canada	Financial Services	20.0%	December 31, 2014	520	509
Bank of Xi’an Co. Ltd.(4)	China	Banking	19.0%	December 31, 2014	421	359
Maduro & Curiel’s Bank N.V.(5)	Curacao	Banking	48.1%	December 31, 2014	244	221
Banco del Caribe(6)	Venezuela	Banking	26.6%	December 31, 2014	61	54
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS).
(3)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(4)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors.
(5)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2015 these reserves amounted to $59 (October 31, 2014 – $52).
(6)	Revalued using SICAD II rate of 1 USD to 52 VEF (October 31, 2014 – 1 USD to 50 VEF).

Scotiabank First Quarter Report 2015    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Deposits

	January 31, 2015						October 31 2014
	Payable on demand		Payable after notice		Payable on a fixed date	Total	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$6,716	$5,304	$93,844		$75,109	$180,973	$175,163
Business and government	53,876	20,155	32,788		257,441	364,260	342,367
Financial institutions	3,822	3,660	1,639		30,244	39,365	36,487
Total	$64,414	$29,119	$128,271	(1)	$362,794	$584,598	$554,017
Recorded in:
Canada						$378,906	$373,491
United States						96,387	84,710
U.K.						15,947	13,296
Mexico						14,646	13,668
Peru						12,527	11,701
Chile						7,056	5,785
Colombia						7,376	7,450
Other International						51,753	43,916
Total(2)						$584,598	$554,017
(1)	Includes $103 of non-interest bearing deposits.
(2)	Deposits denominated in U.S. dollars amount to $229,066 (October 31, 2014 – $201,891) deposits denominated in Mexican pesos amount to $12,862 (October 31, 2014 – $12,444) and deposits denominated in other foreign currencies amount to $59,255 (October 31, 2014 – $49,836).

Refer to Note 20 for contractual maturities for deposits, which provides maturities less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to two years, two to five years, over five years, and with no specific maturity.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2015	$30,879	$12,608	$26,788	$87,001	$14,849	$172,125
As at October 31, 2014	$42,801	$13,907	$23,338	$75,987	$14,110	$170,143
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Covered bonds

On November 7, 2014, US$2.0 billion 1.250% covered bonds matured under the Bank’s Global Public Sector Covered Bond Programme. The payment of all amounts of interest and principal due in respect of the covered bonds issued under this programme is unconditionally and irrevocably guaranteed by Scotia Covered Bond Trust (Covered Bond Guarantor) and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the Covered Bond Guarantor consist of first lien Canadian insured residential mortgages and their related security interest.

During the quarter ended January 31, 2015, the Bank issued three series of covered bonds amounting to approximately $3.4 billion under the Bank’s Global Registered Covered Bond Program:

•	EUR 1.250 billion 0.250% covered bonds due November 2, 2017;

•	GBP 550 million floating rate covered bonds due November 2, 2017; and

•	AUD 600 million floating rate covered bonds due January 21, 2020.

The payment of all amounts of interest and principal due in respect of the covered bonds issued under this program is unconditionally and irrevocably guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (Covered Bond Guarantor) and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the Covered Bond Guarantor consist of first lien Canadian uninsured residential mortgages and their related security interest.

The covered bonds are direct, unsecured and unconditional obligations of the Bank.

12.	Common shares

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its Normal Course Issuer Bid (the ‘bid’) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the quarter ended January 31, 2015, the Bank repurchased and cancelled approximately 7 million common shares under this bid at an average price of $63.29 per share for a total amount of approximately $445 million. Under the bid the Bank has repurchased and cancelled 11.5 million common shares at an average price of $66.31.

13.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. In accordance with OSFI’s requirements as at January 31, 2015, the scalar for CVA risk-weighted assets (RWA) of 0.64, 0.71 and 0.77 for Common Equity Tier 1 (CET1) capital ratio, Tier 1 capital ratio and Total capital ratio, respectively

(October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).

Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target. OSFI has also designated the bank as a domestic systemically important banks (D-SIB), increasing its minimum capital ratio requirements by 1% effective January 1, 2016, in line with the requirements for global systemically important banks.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a Bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolio.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure as defined within the requirements which includes on-balance sheet assets, derivatives, securities financing transaction and off-balance sheet items including commitments. Minimum public disclosure requirements are effective January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the existing Assets-to-Capital Multiple (ACM), effective Q1 2015. Institutions will be expected to maintain a material operating buffer above the 3% minimum. The Bank meets OSFI’s authorized leverage ratio.

The Bank’s Common Equity Tier 1, Tier 1 and Total capital are composed of the following:

As at
January 31, 2015	October 31, 2014
($ millions)	All-in	Transitional	All-in	Transitional
Total Common Equity	$46,893	$46,893	$44,965	$44,965
Qualifying non-controlling interests in common equity of subsidiaries	486	–	514	–
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(1)	(10,686)	–	(10,482)	–
Threshold related deductions	(1,350)	–	(305)	–
Net deferred tax assets (excluding those arising from temporary differences)	(615)	–	(620)	–
Other Common Equity Tier 1 adjustments(2)	(339)	(4,247)	(330)	(3,253)
Common Equity Tier 1 Capital	$34,389	$42,646	$33,742	$41,712
Preferred Shares(4)	2,934	2,934	2,934	2,934
Capital instrument liabilities – trust securities(3)	1,400	1,400	1,400	1,400
Other Tier 1 capital adjustments(4)	(6)	(4,334)	(3)	(4,334)
Net Tier 1 Capital	$38,717	$42,646	$38,073	$41,712
Subordinated debentures, net of amortization(3)	4,973	4,973	4,871	4,871
Other Tier 2 capital adjustments(4)	664	340	648	517
Total regulatory capital	$44,354	$47,959	$43,592	$47,100
CET1 risk-weighted assets(5)	$335,200	$342,740	$312,473	$319,936
Tier 1 risk-weighted assets(5)	336,092	342,740	313,263	319,936
Total risk-weighted assets(5)	$336,857	$342,740	$314,449	$319,936
Capital ratios
Common Equity Tier 1 Capital ratio	10.3%	12.4%	10.8%	13.0%
Tier 1 capital ratio	11.5%	12.4%	12.2%	13.0%
Total capital ratio	13.2%	14.0%	13.9%	14.7%
Leverage:
Leverage exposures(6)	$953,626	$957,249	N/A	N/A
Leverage ratio(6)	4.1%	4.5%	N/A	N/A
Assets-to-capital multiple(6)(7)	N/A	N/A	17.1	x	17.1	x
(1)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.
(2)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (40% in 2015; 20% in 2014) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(3)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(4)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries; in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(5)	As at January 31, 2015, the CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively (October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).
(6)	Effective January 31, 2015, the leverage ratio replaced the Assets-to-capital multiple.
(7)	As prescribed by OSFI, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank substantially exceeded the OSFI minimum capital requirement as at January 31, 2015. OSFI has also prescribed an authorized leverage ratio and the

Bank was above the regulatory minimum as at January 31, 2015.

14.	Share-based payments

During the quarter, the Bank granted 1,514,158 options with an exercise price of $68.32 per option and a weighted average fair value of $7.63 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $9 million for the three months ended January 31, 2015 (October 31, 2014 – $3 million; January 31, 2014 – $20 million) as a result of equity–classified share-based payment expense.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2015	January 31 2014	January 31 2015	January 31 2014
Defined benefit service cost	$75	$64	$12	$9
Interest on net defined benefit (asset) liability	5	1	15	14
Other	2	2	3	1
Defined benefit expense	$82	$67	$30	$24
Defined contribution expense	$7	$5	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(725)	$(84)	$(140)	$6
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking & Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s consolidated financial statements in the 2014 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Changes to operating segments effective November 1, 2014

Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking & Markets. Prior period comparative results have been restated.

Consequently, the aggregate number of cash- generating units (CGUs) for the purposes of goodwill impairment assessment as of November 1, 2014 is reduced to 5 (October 31, 2014 – 7 CGUs).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,551	$1,349	$267	$2	$3,169
Non-interest income(3)	1,181	726	765	22	2,694
Total revenues	2,732	2,075	1,032	24	5,863
Provision for credit losses	165	285	13	–	463
Non-interest expenses	1,464	1,204	465	64	3,197
Provision for income taxes	288	122	150	(83)	477
Net income	$815	$464	$404	$43	$1,726
Net income attributable to non-controlling interests in subsidiaries	$–	$47	$–	$–	$47
Net income attributable to equity holders of the Bank	$815	$417	$404	$43	$1,679
Average assets ($ billions)	$297	$120	$339	$79	$835
Average liabilities ($ billions)	$213	$89	$238	$245	$785
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($92) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes net income from investments in associated corporations for Canadian Banking - $15; International Banking - $108 and Other - $(33).

	For the three months ended October 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,532	$1,302	$261	$4	$3,099
Non-interest income(3)	1,156	757	749	(14)	2,648
Total revenues	2,688	2,059	1,010	(10)	5,747
Provision for credit losses	236	336	2	–	574
Non-interest expenses	1,518	1,245	477	121	3,361
Provision for income taxes	229	109	152	(116)	374
Net income	$705	$369	$379	$(15)	$1,438
Net income attributable to non-controlling interests in subsidiaries	$–	$65	$–	$–	$65
Net income attributable to equity holders of the Bank	$705	$304	$379	$(15)	$1,373
Average assets ($ billions)	$295	$117	$317	$78	$807
Average liabilities ($ billions)	$211	$86	$224	$235	$756
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($101) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes net income from investments in associated corporations for Canadian Banking - $4; International Banking - $93 and Other - $(25).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,480	$1,256	$260	$9	$3,005
Non-interest income(3)	1,164	729	764	(17)	2,640
Total revenues	2,644	1,985	1,024	(8)	5,645
Provision for credit losses	135	217	4	–	356
Non-interest expenses	1,406	1,169	489	41	3,105
Provision for income taxes	274	120	143	(62)	475
Net income	$829	$479	$388	$13	$1,709
Net income attributable to non-controlling interests in subsidiaries	–	54	–	–	54
Net income attributable to equity holders of the Bank	$829	$425	$388	$13	$1,655
Average assets ($ billions)	$289	$112	$299	$77	$777
Average liabilities ($ billions)	$206	$83	$213	$229	$731
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($80) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes net income from investments in associated corporations for Canadian Banking - $62; International Banking - $117 and Other - $(44).

17.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended
($ millions)	January 31 2015	October 31 2014	January 31 2014
Banking
Card revenues	$259	$247	$232
Deposit and payment services	302	301	289
Credit fees	252	253	271
Other	90	114	92
	903	915	884
Banking fee related expenses	93	87	81
Total banking revenues	$810	$828	$803
Wealth management
Mutual funds	$393	$383	$355
Brokerage fees	247	245	231
Investment management and trust	159	159	145
Total wealth management revenues	$799	$787	$731

Prior period amounts have been restated to conform with current period presentation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Earnings per share

	For the three months ended
($ millions)	January 31 2015	October 31 2014	January 31 2014
Basic earnings per common share
Net income attributable to common shareholders	$1,649	$1,343	$1,607
Average number of common shares outstanding (millions)	1,215	1,217	1,209
Basic earnings per common share(1) (in dollars)	$1.36	$1.10	$1.33
Diluted earnings per common share
Net income attributable to common shareholders	$1,649	$1,343	$1,607
Adjustments to net income due to share-based payment options and others(2)	–	–	2
Adjusted income attributable to common shareholders	$1,649	$1,343	$1,609
Average number of common shares outstanding (millions)	1,215	1,217	1,209
Adjustments to average shares due to share-based payment options and others(2) (millions)	5	6	8
Average number of diluted common shares outstanding (millions)	1,220	1,223	1,217
Diluted earnings per common share(1) (in dollars)	$1.35	$1.10	$1.32
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of tandem stock appreciation rights or options that the Bank may settle at its own discretion by issuing common shares in relation to non-controlling interests and additional interest in an associated company were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2014.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exposure at default(1)	As at
	January 31, 2015			October 31 2014
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$297,065	$54,224	$351,289	$316,057
Undrawn commitments	63,434	4,227	67,661	59,388
Other exposures(4)	100,937	2,642	103,579	85,909
Total non-retail	$461,436	$61,093	$522,529	$461,354
Retail
Drawn(5)	$154,953	$50,213	$205,166	$210,101
Undrawn commitments	29,695	–	29,695	29,064
Total retail	$184,648	$50,213	$234,861	$239,165
Total	$646,084	$111,306	$757,390	$700,519
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at January 31, 2015 and October 31, 2014, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2014.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2015, 52% (October 31, 2014 – 52%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 55% (October 31, 2014 – 54%).

Retail standardized portfolio

The retail standardized portfolio of $50 billion as at January 31, 2015 (October 31, 2014 – $47 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $26 billion (October 31, 2014 – $24 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	January 31, 2015						October 31, 2014		January 31, 2014
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$56	$137	$193	$(196)	$(82)	$(278)	$179	$(498)	$133	$(516)
– 100 bps(1)	(56)	(40)	(96)	86	149	235	(87)	474	(91)	389
+ 200 bps	$112	$273	$385	$(468)	$(157)	$(625)	$360	$(1,059)	$267	$(1,104)
– 200 bps(1)	(112)	(48)	(160)	(303)	371	68	(145)	908	(168)	596
(1)	Corresponding with the current low interest rate environment, the annual income sensitivity to a decline in rates, for currencies with rates below 1%, is measured using a 25 bp decline. January 31, 2014 amounts have been restated to reflect this change.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at January 31, 2015, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $54 million (October 31, 2014 – $49 million; January 31, 2014 – $53 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges this foreign currency risk.

A similar change in the Canadian dollar as at January 31, 2015, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $276 million (October 31, 2014 – $260 million; January 31, 2014 – $227 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

One-day VaR by risk factor
	For the three months ended			As at	As at
	January 31, 2015			January 31 2015	October 31 2014	January 31 2014
($ millions)	Average	High	Low
Credit spread plus interest rate	$7.9	$9.0	$6.5	$8.4	$8.6	$19.2
Credit spread	6.9	8.4	5.8	7.6	8.1	9.6
Interest rate	4.1	4.8	2.9	4.1	4.2	14.0
Equities	2.1	3.2	1.4	2.5	2.2	2.4
Foreign exchange	1.3	1.9	0.7	1.8	0.9	0.6
Commodities	4.2	5.6	3.1	4.1	3.2	2.4
Debt specific	5.8	20.7	4.3	5.4	20.4	18.7
Diversification effect	(10.0)	n/a	n/a	(10.9)	(12.8)	(17.4)
All-Bank VaR	$11.2	$23.0	$8.7	$11.3	$22.5	$25.9
All-Bank Stressed VaR	$27.0	$36.9	$21.3	$23.8	$38.7	$38.7

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain debt investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value(3)
	As at		For the three months ended				As at
($ millions)	January 31 2015	October 31 2014	January 31 2015	October 31 2014	January 31 2014	January 31 2015	October 31 2014	January 31 2014
Investment securities – debt(1)	$ 119	$111	$ (1)	$(1)	$ 1	$ 12	$13	$ 14
Deposit note liabilities(2)	736	465	2	10	1	20	18	4
(1)	Changes in fair value are recorded in non-interest income – other.
(2)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – other.
(3)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	As at January 31, 2015
($ millions)	Contractual maturity amount(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk(2)(3)
Term deposits	$ 756	$736	$20	$4	$ (1)
(1)	As at October 31, 2014, the contractual maturity amount of term deposits designated at fair value through profit or loss was $483.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(3)	For the quarter ended January 31, 2015, the Bank did not realize any changes in fair value previously recorded in other comprehensive income on liabilities which were derecognized during the period.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2014 Annual Report for the valuation techniques used to fair value our significant financial assets and liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	January 31, 2015			October 31, 2014
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$65,894	65,894	$–	$56,730	$56,730	$–
Trading assets	109,619	109,619	–	113,248	113,248	–
Financial assets designated at fair value through profit or loss	119	119	–	111	111	–
Securities purchased under resale agreements and securities borrowed	87,217	87,217	–	93,866	93,866	–
Derivative financial instruments	55,435	55,435	–	33,439	33,439	–
Investment securities	40,905	40,905	–	38,662	38,662	–
Loans	444,897	439,916	4,981	428,616	424,309	4,307
Customers’ liability under acceptances	11,898	11,898	–	9,876	9,876	–
Other assets	8,315	8,315	–	7,029	7,029	–
Liabilities:
Deposits	587,555	584,598	(2,957)	555,754	554,017	(1,737)
Financial instruments designated at fair value through profit or loss	736	736	–	465	465	–
Acceptances	11,898	11,898	–	9,876	9,876	–
Obligations related to securities sold short	22,784	22,784	–	27,050	27,050	–
Derivative financial instruments	57,725	57,725	–	36,438	36,438	–
Obligations related to securities sold under repurchase agreements and securities lent	79,322	79,322	–	88,953	88,953	–
Subordinated debentures	5,189	4,973	(216)	5,073	4,871	(202)
Other liabilities	24,532	24,266	(266)	21,668	21,218	(450)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis.

	As at January 31, 2015				As at October 31, 2014
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$9,698	$–	$9,698	$–	$7,286	$–	$7,286
Trading assets
Loans	–	18,990	–	18,990	–	14,508	–	14,508
Canadian federal government and government guaranteed debt	8,009	–	–	8,009	13,848	–	–	13,848
Canadian provincial and municipal debt	–	6,263	–	6,263	–	7,531	–	7,531
US treasury and other US agencies’ debt	5,362	900	–	6,262	9,212	1,764	–	10,976
Other foreign governments’ debt	8,060	1,904	–	9,964	8,004	2,230	–	10,234
Corporate and other debt	167	13,676	32	13,875	85	12,453	32	12,570
Income funds and hedge funds	123	2,065	1,427	3,615	144	2,946	1,282	4,372
Equity securities	38,539	112	56	38,707	35,564	217	51	35,832
Other(2)	3,934	–	–	3,934	3,377	–	–	3,377
	$64,194	$53,608	$1,515	$119,317	$70,234	$48,935	$1,365	$120,534
Financial assets designated at fair value through profit or loss	$–	$98	$21	$119	$–	$90	$21	$111
Investment securities(3)
Canadian federal government and government guaranteed debt	$6,047	$1,697	$–	$7,744	$5,520	$1,331	$–	$6,851
Canadian provincial and municipal debt	784	2,853	–	3,637	803	2,500	–	3,303
US treasury and other US agencies’ debt	5,809	33	–	5,842	6,096	130	–	6,226
Other foreign governments’ debt	5,696	6,442	444	12,582	5,793	4,779	411	10,983
Bonds of designated emerging markets	–	49	–	49	–	45	–	45
Corporate and other debt	875	5,531	152	6,558	889	5,260	500	6,649
Mortgage-backed securities	–	106	38	144	–	99	39	138
Equity securities	2,838	227	1,101	4,166	3,087	208	1,006	4,301
	$22,049	$16,938	$1,735	$40,722	$22,188	$14,352	$1,956	$38,496

Derivative financial instruments
Interest rate contracts	$–	$17,729	$138	$17,867	$–	$12,668	$146	$12,814
Foreign exchange and gold contracts	–	29,603	–	29,603	2	14,996	–	14,998
Equity contracts	144	2,798	380	3,322	237	1,547	573	2,357
Credit contracts	–	742	3	745	–	970	4	974
Other	1,875	2,013	10	3,898	875	1,380	41	2,296
	$2,019	$52,885	$531	$55,435	$1,114	$31,561	$764	$33,439

Liabilities:
Deposits(4)	$–	$162	$1,149	$1,311	$–	$136	$1,011	$1,147

Financial liabilities designated at fair value through profit or loss	–	736	–	736	$–	$465	$–	$465

Obligations related to securities sold short	18,706	4,078	–	22,784	$24,025	$3,025	$–	$27,050

Derivative financial instruments
Interest rate contracts	$–	$16,412	$50	$16,462	$–	$13,003	$52	$13,055
Foreign exchange and gold contracts	–	28,186	–	28,186	3	13,927	–	13,930
Equity contracts	228	1,582	517	2,327	463	1,711	456	2,630
Credit contracts	–	3,959	4	3,963	–	3,947	2	3,949
Other	1,309	5,220	258	6,787	579	2,295	–	2,874
	$1,537	$55,359	$829	$57,725	$1,045	$34,883	$510	$36,438

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $183 (October 31, 2014 – $166).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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Non-recurring fair value measurements

There were no non-recurring fair value measurements at January 31, 2015 and October 31, 2014.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in funds, private equity securities, income funds, hedge funds, complex derivatives, and embedded derivatives in structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2015.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2015
($ millions)	Fair value, November 1, 2014	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into / out of Level 3	Fair value, January 31, 2015	Change in unrealized gains/(losses) recorded in income for instruments still held	(3)
Trading assets(4)
Corporate and other debt	$32	$–	$–		$–	$–	$–	$32	$–
Income funds and hedge funds	1,303	143	–		4	(2)	–	1,448	143	(5)
Equity securities	51	5	–		–	–	–	56	5
	1,386	148	–		4	(2)	–	1,536	148
Investment securities
Other foreign governments’ debt	411	4	29		140	(140)	–	444	–
Corporate and other debt	500	37	(22)		–	(363)	–	152	–
Mortgage backed securities	39	–	–		–	(1)	–	38	–
Equity securities	1,006	42	76		33	(56)	–	1,101	–
	1,956	83	83		173	(560)	–	1,735	–
Derivative financial instruments – assets
Interest rate contracts	146	(13)	–		6	(1)	–	138	(13)
Equity contracts	573	53	–		3	(40)	(209)	380	56
Credit contracts	4	(1)	–		–	–	–	3	(1)
Other	41	2	–		–	–	(33)	10	2
Derivative financial instruments – liabilities
Interest rate contracts	(52)	11	–		(10)	1	–	(50)	5
Equity contracts	(456)	(30)	–		–	47	(78)	(517)	(34	)(6)
Credit contracts	(2)	(2)	–		–	–	–	(4)	(2)
Other	–	–	–		–	–	(258)	(258)	–
	254	20	–		(1)	7	(578)	(298)	13
Deposits(7)	(1,011)	(138)	–		–	–	–	(1,149)	(138	)(5)
Total	$2,585	$113	$83		$176	$(555)	$(578)	$1,824	$23
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Shareholder’s Equity – Accumulated Other Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	The unrealized losses on income funds and hedge funds units are offset by the mark-to-market changes in an equity-linked deposit note and certain other derivative instruments in structured transactions. Both losses and offsetting gains are included in trading revenues in the Consolidated Statement of Income.
(6)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(7)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2014(1):

	As at October 31, 2014
($ millions)	Fair value, beginning of period	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuance	Sales/ Settlement	Transfers into/ (out of) Level 3	Fair value, end of period
Trading assets(2)	$1,345	$25	$–	$51	$(35)	$–	$1,386
Investment securities	2,023	105	(46)	222	(348)	–	1,956
Derivative financial instruments	225	2	–	(3)	10	20	254
Deposits(3)	(986)	(25)	–	–	–	–	(1,011)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs	(1)	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets(2)
Corporate and other debt	Model based	Default correlation	61% – 87%		–
Investment securities
Other foreign governments’ debt	Price based	Price	100%		(2)/–
Corporate and other debt	Price based Discounted cash flow Model based	Price Discount rate Default correlation	95% 1% – 2% 61% – 87%		(2)/2
Mortgage backed securities	Price based	Price	95%		–
Private equity securities	Market	General Partner
	comparable	valuations per statements	100%
		Capitalization rate	7%		(41)/42
Derivative financial instruments
Interest rate contracts	Option pricing model	Interest rate volatility	20% – 193%		(1)/1
Equity contracts	Option pricing model	Equity volatility Single stock correlation	6% – 97% -77% – 98%		(6)/6
Credit contracts	Model based	Default correlation	55% – 86%		(3)/3
(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)	The valuation of private equity, hedge fund investments and embedded derivatives, bifurcated from structured deposit notes, utilize net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2014 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement.

Changes in fair value from reasonably possible alternatives

The fair value of Level 3 instruments is determined using management’s judgements about the appropriate value of unobservable inputs. Due to the unobservable nature of the inputs used, there may be uncertainty about the valuation of Level 3 instruments. Management has used reasonably possible alternative assumptions to determine the sensitivity of these inputs and the resulting potential impact on fair value of these Level 3 instruments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Bank’s investment securities, the impact of applying these other reasonably possible inputs is a potential gain of $44 million and a potential loss of $45 million (October 31, 2014 – potential gain of $48 million and a potential loss of $57 million) recorded through other comprehensive income until the security is sold or becomes impaired.

For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $10 million and a potential net loss of $10 million (October 31, 2014 – potential net gain of $10 million and a potential net loss of $10 million).

A sensitivity analysis has not been performed on certain equity investments not quoted in an active market that are hedged with total return swaps.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended January 31, 2015, a net amount of derivative assets of $242 million was transferred out of Level 3 to Level 2, and a net amount of derivative liabilities of $336 million was transferred into Level 3 from Level 2. During the three months ended October 31, 2014, a net amount of $20 million was transferred into Level 3 from Level 2 for derivative instruments.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2015
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$57,940	$1,692	$299	$171	$1,062	$284	$502	$44	$13,598		$75,592
Trading assets	6,326	5,285	4,268	1,702	2,184	6,491	13,854	23,270	46,239		109,619
Financial assets designated at fair value through profit or loss	–	–	13	–	–	67	–	–	39		119
Securities purchased under resale agreements and securities borrowed	62,752	14,507	6,141	1,307	1,249	1,261	–	–	–		87,217
Derivative financial instruments	3,879	3,641	2,253	1,706	1,852	4,968	11,642	25,494	–		55,435
Investment securities	1,543	2,338	3,861	1,348	1,664	7,244	13,736	4,987	4,184		40,905
Loans	23,205	26,950	31,643	22,815	24,900	73,556	161,658	29,714	45,475		439,916
Residential mortgages	2,914	7,841	14,062	12,152	11,833	46,901	97,493	19,648	1,947	(1)	214,791
Personal and credit cards	3,395	1,612	3,011	2,303	2,175	8,182	17,670	4,943	42,638		85,929
Business and government	16,896	17,497	14,570	8,360	10,892	18,473	46,495	5,123	4,678	(2)	142,984
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,788)		(3,788)
Customers’ liabilities under acceptances	9,001	2,777	120	–	–	–	–	–	–		11,898
Other assets	–	–	–	–	–	–	–	–	31,172		31,172
Total assets	$164,646	$57,190	$48,598	$29,049	$32,911	$93,871	$201,392	$83,509	$140,707		$851,873

Liabilities and equity
Deposits	$60,277	$54,288	$51,019	$39,003	$20,871	$59,858	$62,238	$15,240	$221,804		$584,598
Personal	6,937	6,872	9,229	7,712	8,884	17,416	17,751	308	105,864		180,973
Non-personal	53,340	47,416	41,790	31,291	11,987	42,442	44,487	14,932	115,940		403,625
Financial instruments designated at fair value through profit or loss	–	18	23	–	–	–	303	392	–		736
Acceptances	9,001	2,777	120	–	–	–	–	–	–		11,898
Obligations related to securities sold short	155	78	302	143	301	1,774	7,149	10,228	2,654		22,784
Derivative financial instruments	5,054	3,183	2,148	1,819	1,740	5,032	12,401	26,348	–		57,725
Obligations related to securities sold under repurchase agreements and securities lent	64,112	4,847	2,807	4,129	3,427	–	–	–	–		79,322
Subordinated debentures	–	–	–	–	–	–	–	4,973	–		4,973
Other liabilities	497	1,139	290	117	636	983	2,828	3,645	28,521		38,656
Total equity	–	–	–	–	–	–	–	–	51,181		51,181
Total liabilities and equity	$139,096	$66,330	$56,709	$45,211	$26,975	$67,647	$84,919	$60,826	$304,160		$851,873

Off-Balance sheet commitments
Operating leases	$26	$57	$83	$81	$78	$272	$562	$575	$–		$1,734
Credit commitments(3)	3,422	6,034	13,213	12,536	14,168	17,126	74,016	13,467	5		153,987
Financial guarantees(4)	–	–	–	–	–	–	–	–	30,131		30,131
Outsourcing obligations	19	38	57	57	50	147	250	1	1		620
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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	As at October 31, 2014
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$49,912	$1,312	$398	$125	$715	$125	$394	$2	$11,033		$64,016
Trading assets	5,038	6,068	2,921	2,628	3,051	8,707	16,124	25,143	43,568		113,248
Financial assets designated at fair value through profit or loss	–	–	–	12	–	60	–	–	39		111
Securities purchased under resale agreements and securities borrowed	71,611	14,251	3,604	2,134	1,148	1,118	–	–	–		93,866
Derivative financial instruments	2,216	2,582	1,430	1,059	1,011	3,559	6,922	14,660	–		33,439
Investment securities	1,846	1,674	2,951	1,740	1,577	10,071	9,805	4,697	4,301		38,662
Loans	25,495	21,343	25,828	27,558	23,305	71,750	155,459	28,112	45,459		424,309
Residential mortgages	2,589	3,983	12,441	15,686	12,309	47,999	97,540	18,395	1,706	(1)	212,648
Personal and credit cards	2,719	1,530	2,239	2,797	2,450	7,735	17,448	5,003	42,283		84,204
Business and government	20,187	15,830	11,148	9,075	8,546	16,016	40,471	4,714	5,111	(2)	131,098
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,641)		(3,641)
Customers’ liabilities under acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Other assets	–	–	–	–	–	–	–	–	28,139		28,139
Total assets	$163,896	$49,262	$37,197	$35,257	$30,807	$95,390	$188,704	$72,614	$132,539		$805,666

Liabilities and equity
Deposits	$53,612	$58,296	$52,802	$29,330	$22,930	$45,523	$65,793	$14,755	$210,976		$554,017
Personal	7,261	7,401	8,334	8,319	7,850	16,763	17,292	257	101,686		175,163
Non-personal	46,351	50,895	44,468	21,011	15,080	28,760	48,501	14,498	109,290		378,854
Financial instruments designated at fair value through profit or loss	3	23	17	–	–	–	187	235	–		465
Acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Obligations related to securities sold short	34	159	990	269	183	3,912	7,645	10,924	2,934		27,050
Derivative financial instruments	2,156	2,629	1,266	1,386	945	4,232	8,656	15,168	–		36,438
Obligations related to securities sold under repurchase agreements and securities lent	73,074	8,929	2,280	1,586	3,084	–	–	–	–		88,953
Subordinated debentures	–	–	–	–	–	–	–	4,871	–		4,871
Other liabilities	372	489	398	184	92	1,948	2,999	3,387	24,916		34,785
Total equity	–	–	–	–	–	–	–	–	49,211		49,211
Total liabilities and equity	$137,029	$72,557	$57,818	$32,756	$27,234	$55,615	$85,280	$49,340	$288,037		$805,666

Off-Balance sheet commitments
Operating leases	$25	$53	$78	$78	$76	$261	$550	$577	$–		$1,698
Credit commitments(3)	5,062	4,165	9,950	13,315	14,475	13,821	73,224	3,424	5		137,441
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,137		27,137
Outsourcing obligations	19	38	57	57	57	161	286	1	1		677
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

21.	Business combinations

International acquisition

Cencosud Administradora de Tarjetas S.A.

On June 20, 2014, the Bank announced the acquisition of a 51% controlling interest in Cencosud Administradora de Tarjetas S.A., and certain other smaller entities (collectively, CAT), from Cencosud S.A. (Cencosud), for US$280 million in cash. CAT is the financial services business of Cencosud and distributes credit cards and consumer loans in Chile. The Bank and Cencosud have also entered into a 15 year partnership agreement to manage the credit card business and provide additional products and services to customers of both organizations. The transaction is subject to customary closing conditions and regulatory approvals in Chile and Canada and is expected to close in the second quarter of 2015. The transaction, after closing, will result in the consolidation of CAT’s assets and liabilities in the Bank’s consolidated financial statements. As part of the acquisition, the Bank has committed to fund 100% of CAT’s loan portfolio which includes approximately $1.3 billion in outstanding balances in Chile. If the partnership agreement is not renewed at the end of the 15 year term, the Bank’s funding to CAT shall be re-paid and Cencosud has the right to reacquire the 51% controlling interest in CAT from the Bank at the then fair market value.

Scotiabank First Quarter Report 2015    65

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2015

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28

Annual meeting

The Annual and Special meeting for the fiscal year 2014 is scheduled for April 9, 2015 in Ottawa, Ontario, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at 416-866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on March 3, 2015, at 8.00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 849-1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 3, 2015, to March 18, 2015, by calling (647) 436-0148 or 1-888-203-1112 (North America toll free) and entering the identification code 5289765#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

66    Scotiabank First Quarter Report 2015

The Bank of Nova Scotia is incorporated in Canada with limited liability.